02044164

5/31/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May , 19 02

Cumberland Resources Ltd.
(Translation of registrant's name into English)

906 – 595 Howe Street, Vancovuer, B.C., Canada, V6C 2T5
(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cumberland Resources Ltd.
(Registrant)

Date May 1, 2002

By ____________________
Glen Dickson, President

CUMBERLAND RESOURCES LTD

#906 - 595 Howe Street
Vancouver, BC V6C 2T5
Phone: 604 608-2557
Fax: 604 608-2559
Website: www.goldmin.com
Email: cumberland@telus.net

Listed on the Toronto Stock Exchange:CBD

News Release 02-06
May 7, 2002

MEADOWBANK GOLD PROJECT: DRILLING CONTINUES TO INTERSECT SHALLOW, HIGH -GRADE INTERSECTIONS.

CUMBERLAND RESOURCES LTD. (CBD-TSE) (the "Company") reports that Phase 1 drilling continues to intersect new shallow, high-grade gold mineralization at the Company's 100% owned Meadowbank Gold Project, located 70km north of Baker Lake, Nunavut. Three drill rigs are active in a program designed to expand, explore for new gold deposits and prepare the project for feasibility studies. Meadowbank is host to the third largest gold resource in Canada with five closely spaced, near surface, gold deposits totaling:

Meadowbank Project Resources (MRDI Canada, 2001)

Measured and Indicated	(7,775,000 t grading 5.79 g/t)	1,447,300 oz. gold
Inferred	(10,937,000 t grading 4.44 g/t)	1,561,200 oz. gold
Total		3,008,000 oz. gold

Recent economic studies on the Meadowbank project ("Preliminary Assessment") by consulting engineers MRDI Canada, (see News Release NR02-02), using a production rate of 246,000 oz. per year generated estimated total cash costs of $US 168/oz gold with initial capital costs of $US 123.5 million.

2002 Diamond Drilling

The Phase 1 program includes approximately 8100 m of planned diamond drilling designed to expand and delineate resources at the Vault, North Portage and Third Portage gold deposits. To date 24 diamond drill holes (4583m) have been completed. Results from the first diamond drill holes, designed to connect the Third Portage and North Portage open pit designs, has successfully intersected shallow, high-grade mineralization. The resulting resource additions are now forecast to allow the connection of the two open pit deposits allowing for a single open pit mine design covering a length of over 1.85 km. Recent results include:

14.15 g/t over 5.1 m (including 146 g/t over 0.42 m) at 36 m below surface in hole NP02-385*
22.11 g/t over 3.3m at 47m below surface in hole NP02-387*
7.23 g/t over 6.38m (incl. 86.15 g/t over 0.28 m) at 37 m below surface in hole TP02-388
18.52 g/t over 3.2 m at 32 m below surface in hole NP02-390
6.55 g/t over 9.9m at 21m below surface in hole NP02-394
7.91 g/t over 11.2m in hole at 47m below surface in hole TP02-395

Diamond drilling will continue to focus on this resource expansion. In addition, a second drill rig is now actively exploring the expansion potential of the Vault deposit, located 5km north of Third Portage.

The Phase 1 program also includes a comprehensive program of overburden drilling designed to identify possible buried deposits. This program is concentrating on the unexplored 5km area between the original four Meadowbank gold deposits and the Vault deposit. A total of 400 holes are planned to sample the overburden column and bedrock in each hole. To date approximately 350 overburden holes have been completed.

A Phase 2 program, consisting of a further $2.0 M in expenditures, is being planned for the summer months.

Cumberland Resources is a Canadian gold exploration company with interests in two of the largest undeveloped gold projects in Canada: Meadowbank (100%) and Meliadine West (22% carried). The Company is well financed with approximately $5.5 million in working capital and is preparing the Meadowbank Gold Project for feasibility.

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President.

(a drill hole plan map is available upon request)

CUMBERLAND RESOURCES LTD.

"Kerry M. Curtis, B.Sc., P.Geo."
Senior Vice President

2002 Third Portage/North Portage Drill Results

HOLE	LOCATION		FROM (m)	TO (m)	INTERVAL (m)	GRADE (Au) g/T	VERTICAL DEPTH (m)
NP02-385*	600N	235W	25.75	29.20	3.45	5.01	27.0
		and	33.40	38.50	5.10	14.15	36.0
		Incl.	35.33	35.75	0.42	146.0	35.5
NP02-386*	750N	319W	54.30	56.90	2.77	2.60	55.70
NP02-387*	825N	395W	31.25	33.75	2.50	2.92	32.0
		and	36.90	38.80	1.90	5.36	37.5
		and	45.90	49.20	3.30	22.11	47.5
TP02-388	550N	260W	34.42	40.80	6.38	7.23	37.0
		Incl.	34.42	34.70	0.28	86.15	34.65
		Incl.	37.37	40.80	3.43	6.13	39.5
		and	44.75	50.8	6.05	3.93	48.0
NP02-390	650N	259W	30.90	34.30	3.2	18.52	32.5
TP02-394	500N	231W	16.6	26.5	9.9	6.55	21.0
TP02-395	500N	281W	41.50	52.70	11.2	7.91	47.0
		Incl.	43.50	49.53	6.03	12.99	46.5

*previously released

Cautionary Note: The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast. In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.

CUMBERLAND
RESOURCES LTD
#906 - 595 Howe Street
Vancouver, BC V6C 2T5
Phone: 604 608-2557
Fax: 604 608-2559
Website: www.goldmin.com
Email: cumberland@telus.net

Listed on the Toronto Stock Exchange:CBD

News Release 02-07
May 9, 2002

Appointment

The Board of Directors of Cumberland Resources Ltd. ("Cumberland") is very pleased to announce the addition of Mr. Walter Segsworth to Cumberland's Board.

Mr. Segsworth is a mining engineer whose experience in the mining industry spans 30 years, shared between senior management positions with operating mining companies and corporate executive positions. Mr. Segsworth was President and Chief Operating Officer of Homestake Mining Company and President and Chief Executive Officer of Westmin Resources Limited. During his tenure with Homestake, it set gold production records while its operating costs reached a 25 year low. At Westmin, Mr. Segsworth was credited with implementing a long-term optimization strategy that transformed the company into a successful, well-financed and growth oriented mineral producer.

Mr. Segsworth has held senior operating positions at several Canadian mines, including Golden Giant and Bell Copper mines.

John Greig, Cumberland's Chairman, said "We welcome Walter to the Board. His extensive mine operation experience will greatly benefit Cumberland's long term corporate strategy."

Cumberland is a Canadian gold exploration company with interests in two Canadian gold projects: Meadowbank (100%) and Meliadine West (22% carried). Cumberland is well financed with approximately $5.8 million in its treasury and it is currently advancing the development of its Meadowbank Gold Project, located in Nunavut, Canada.

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President at (604) 608-2557.

CUMBERLAND RESOURCES LTD.

CUMBERLAND
RESOURCES LTD

#906 - 595 Howe Street
Vancouver, BC V6C 2T5
Phone: 604 608-2557
Fax: 604 608-2559
Website: www.goldmin.com
Email: cumberland@telus.net

Listed on the Toronto Stock Exchange:CBD

News Release 02-08
May 16, 2002

NEWS RELEASE

MEADOWBANK GOLD PROJECT: CONNECTOR ZONE RETURNS MORE HIGH-GRADES

CUMBERLAND RESOURCES LTD. (CBD-TSE) (the "Company") reports that Phase 1 drilling activities continue to intersect outstanding shallow, high-grade gold intersections at the Company's 100% owned Meadowbank Gold Project, located 70 km north of Baker Lake, Nunavut.

The most recent drilling from the Connector Zone, which lies between two shallow gold deposits (North Portage and Third Portage) planned for open pit mining, is yielding some of the highest grades yet seen on the property. Results include a spectacular new intersection containing (see Map):

44.75 g/t over 6.7 m (incl. 175.60 g/t over 1.46 m) at 45 m below surface in hole NP02-397

Results previously released from the new Connector Zone include (see News Releases 02-06, 02-07):

14.15 g/t over 5.1 m (including 146 g/t over 0.42 m) at 36 m below surface in hole NP02-385*
22.11 g/t over 3.3 m at 47 m below surface in hole NP02-387*
7.23 g/t over 6.38m (incl. 86.15 g/t over 0.28 m) at 37 m below surf ace in hole TP02-388*
18.52 g/t over 3.2 m at 32 m below surface in hole NP02-390*
6.55 g/t over 9.9 m at 21 m below surface in hole NP02-394*
7.91 g/t over 11.2 m in hole at 47 m below surface in hole TP02-395*

*Previously Released

"With these outstanding grades, well above the average grade of the five gold deposits at Meadowbank, the Connector Zone will play an instrumental role in the feasibility of the Meadowbank Project. In our view the Connector Zone seals the prospect of one open pit design encapsulating continuous mineralization over a length of some 1.85 km" stated Kerry Curtis, Senior Vice President.

Drilling continues at the Connector Zone and further results will be released as received.

Additional results have been received from two of eight drill holes completed at the Vault Deposit, located 5 km north of the Connector Zone. Drilling efforts are focused on expansions to the Vault resource at deeper levels. To date results include:

11.25 g/t over 1.1 m at 356 m below surface in hole VLT02-047
8.95 g/t over 2.75 m at 175 m below surface in hole VLT02-048

"Results from the remaining six drill holes are necessary before the effectiveness of the campaign at the Vault deposit can be gauged" remarked Mr. Curtis.

The Company also reports that a 411 hole overburden drilling program (see News Release NR02-05) designed to identify buried gold deposits in the 5 km area between the North Portage and Vault deposits is now complete. Approximately 2600 samples generated from overburden and bedrock are now being analysed for gold grain content and geochemical gold content. Compilation of this data will continue over the next 6 to 8 weeks.

Meadowbank is host to the third largest gold resource in Canada with five closely spaced, near surface, gold deposits. Independent resource estimates completed at the end of 2001 totaled:

Meadowbank Project Resources (MRDI Canada, 2001)

Measured and Indicated	(7,775,000 t grading 5.79 g/t)	1,447,300 oz. gold
Inferred	(10,937,000 t grading 4.44 g/t)	1,561,200 oz. gold
Total		**3,008,000 oz. gold**

Economic studies ("Preliminary Assessment") completed prior to this year's drill campaign by consulting engineers MRDI Canada, (see News Release NR02-02), generated estimated total cash costs of $US 168/oz. gold using a production rate of 246,000 oz. per year with approximately 85% of the production from open pit designs.

A Phase 2 program is now being planned for the summer months.

Cumberland Resources is a Canadian company with interests in two of the largest undeveloped gold projects in Canada: Meadowbank (100%) and Meliadine West (22% carried). The Company is well financed with approximately $5.5 million in working capital and is positioning itself to become North America's next mid-tier level gold producer by advancing the Meadowbank Project to production.

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President.

CUMBERLAND RESOURCES LTD.

"Kerry M. Curtis, B.Sc., P.Geo."
Senior Vice President

Cautionary Note: The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast. In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

R. Brian Alexander, P.Geol. is the Project Manager and designated Q.P. for the Meadowbank Project. Mr. Alexander has managed the project since 1997 and supervises drill hole planning, implementation and quality control/quality assurance programs. Drill core analysis is performed on split core with standard fire assay procedures and AA finish. QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver. Chemex Labs of Vancouver provides external reference assaying.

2002 Connector Zone (Third Portage/North Portage) Drill Results

HOLE	LOCATION		FROM (m)	TO (m)	INTERVAL (m)	GRADE (Au) g/T	VERTICAL DEPTH (m)
NP02-385*	600N	235W	25.75	29.20	3.45	5.01	27.0
		And	33.40	38.50	5.10	14.15	36.0
		Incl.	35.33	35.75	0.42	146.0	35.5
NP02-386*	750N	319W	54.30	56.90	2.77	2.60	55.70
NP02-387*	825N	395W	31.25	33.75	2.50	2.92	32.0
		And	36.90	38.80	1.90	5.36	37.5
		And	45.90	52.82	6.92	12.32	49.0
		Incl.	45.90	49.20	3.30	22.11	47.5
TP02-388*	550N	260W	34.42	40.80	6.38	7.23	37.0
		Incl.	34.42	34.70	0.28	86.15	34.65
		Incl.	37.37	40.80	3.43	6.13	39.5
		And	44.75	50.8	6.05	3.93	48.0
NP02-390*	650N	259W	30.90	34.30	3.2	18.52	32.5
TP02-394*	500N	231W	16.6	26.5	9.9	6.55	21.0
TP02-395*	500N	281W	41.50	52.70	11.2	7.91	46
NP02-397	865N	405W	41.30	48.00	6.7	44.75	45
		Incl.	41.30	42.76	1.46	175.60	

*previously released

2002 Vault Deposit Drill Results

HOLE	LOCATION		FROM (m)	TO (m)	INTERVAL (m)	GRADE (Au) g/T	VERTICAL DEPTH (m)
VLT02-047	4925N	4200W	355.40	356.50	1.1	11.25	356
VLT02-048	4575N	4420W	173.80	176.55	2.75	8.95	175

CUMBERLAND
RESOURCES LTD
#906 - 595 Howe Street
Vancouver, BC V6C 2T5
Phone: 604 608-2557
Fax: 604 608-2559
Website: www.goldmin.com
Email: cumberland@telus.net

Listed on the Toronto Stock Exchange:CBD

News Release 02-09
May 21, 2002

MEADOWBANK GOLD PROJECT: VAULT GOLD DEPOSIT TO EXPAND WITH HIGH GRADES

CUMBERLAND RESOURCES LTD. (CBD-TSE) (the "Company") reports that Phase 1 expansion drilling has intersected high grade mineralization at the Vault Deposit, one of five known gold deposits at the Company's 100% owned Meadowbank Gold Project, located 70 km north of Baker Lake, Nunavut.

The most recent drilling from the Vault Deposit, located 5 km northeast of the new Connector Zone where high-grades have also recently been drilled (see News Release NR02-08), has returned an outstanding intersection: (see Map):

16.09 g/t over 4.9 m (incl. 228.25 g/t over 0.29 m) at 298 m below surface in hole VLT02-051

Results previously released from the Phase 1 expansion drilling at the Vault deposit include (see News Release NR02-08):

11.25 g/t over 1.1 m at 356 m below surface in hole VLT02-047*
8.95 g/t over 2.75 m at 175 m below surface in hole VLT02-048*

*Previously Released

"Drill hole 51 is another encouraging example of the high grades attainable at the Meadowbank Project. In this case an intersection at least 100 m away from any previous drill hole at the Vault deposit has returned the highest grades to date at this deposit. The possibility of further expansion drilling is open and we are positioned for follow-up drilling at the Vault in the summer months" stated Kerry Curtis, Senior Vice President.

"We are well on the way to adding the ounces we targeted for this year" commented Mr. Curtis on the results to date from the drilling program at Meadowbank. Phase 1 drilling continues at the Connector Zone and an aggressive Phase 2 program is now being planned for the summer months at Meadowbank.

The Company has drilled a total of 12 drill holes at the Vault deposit in Phase 1. Holes VLT02-047, 048 and 051 are widely spaced and designed to expand the deposit at depth and to the south. Prior to this year's drilling, independent resource estimates (by MRDI Canada) estimated the following tonnage and grade at the Vault deposit:

Vault Gold Deposit
2001 Resource (2.5 g/t cut-off)

Category	Tonnes	Grade (g/T)	Contained Ounces Gold
Inferred	7,470,000	3.90	936,700

Meadowbank is host to the third largest gold resource in Canada with five closely spaced, near surface, gold deposits including the Vault deposit. Independent resource estimates completed at the end of 2001 totaled:

Meadowbank Project Resources (MRDI Canada, 2001)

Measured and Indicated	(7,775,000 t grading 5.79 g/t)	1,447,300 oz. gold
Inferred	(10,937,000 t grading 4.44 g/t)	1,561,200 oz. gold
Total		3,008,000 oz. gold

Economic studies ("Preliminary Assessment") on the Meadowbank project, completed prior to this year's drill campaign by consulting engineers MRDI Canada, (see News Release NR02-02), using a production rate of 246,000 oz. per year generated estimated total cash costs of $US 168/oz. gold with approximately 85% of the production from open pit designs.

Cumberland is well financed with approximately $5.0 million in working capital and is positioning itself to become North America's next mid-tier level gold producer by advancing the Meadowbank Project to production.

Cumberland Resources holds interests in two of the largest undeveloped gold projects in Canada: Meadowbank (100%) and Meliadine West (22% carried).

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President.

CUMBERLAND RESOURCES LTD.

"Kerry M. Curtis, B.Sc., P.Geo."
Senior Vice President

Cautionary Note: The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast. In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

Brian Alexander, P.Geol. is the Project Manager and designated Q.P. for the Meadowbank Project. Mr. Alexander has managed the project since 1997 and supervises drill hole planning, implementation and quality control/quality assurance programs. Drill core analysis is performed on split core with standard fire assay procedures and AA finish. QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver. Chemex Labs of Vancouver provides external reference assaying.

Meadowbank Gold Project
Phase 1 Drilling

2002 Vault Deposit Drill Results

HOLE	LOCATION		FROM (m)	TO (m)	INTERVAL (m)	GRADE (Au) g/t	VERTICAL DEPTH (m)
VLT02-047*	4925N	4200W	355.40	356.50	1.1	11.25	356
VLT02-048*	4575N	4420W	173.80	176.55	2.75	8.95	175
VLT02-051	4800N	4375W	296.0	300.90	4.9	16.09	298
		Incl.	296.25	296.54	0.29	228.25	296.3

*previously released

ANNUAL RETURN FORM
(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO: REGISTERED AND NON-REGISTERED SHAREHOLDERS
OF CUMBERLAND RESOURCES LTD.
(the "Company")
CUSIP NO. 23077R100

National Policy Statement No. 41/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer's SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selection shareholder communications, please complete, sign and mail this form to Cumberland Resources Ltd., #906 - 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

****

Name of Registered/ Non-Registered Shareholder:

____
(Please print)

Address:

____

____

Postal Code:

____

Signature: ______________________________

Date: ______________________________

I CERTIFY THAT I AM A REGISTERED/NON-REGISTERED
(please circle)

SHAREHOLDER OF CUMBERLAND RESOURCES LTD.

****

CUMBERLAND RESOURCES LTD.
INSTRUMENT OF PROXY
THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF CUMBERLAND RESOURCES LTD. (THE "COMPANY") HEREBY APPOINTS JOHN A. GREIG, OR FAILING HIM GLEN D. DICKSON OR INSTEAD OF EITHER OF THE FOREGOING, ____________________, OR FAILING HIM, ____________________, (HEREINAFTER CALLED THE "NOMINEE") AS PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OF THE MEMBERS OF THE COMPANY TO BE HELD IN VANCOUVER, BRITISH COLUMBIA, ON THURSDAY, THE 6th DAY OF JUNE, 2002, AT THE HOUR OF 2:00 O'CLOCK IN THE AFTERNOON (LOCAL TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X:

1. To receive the report of the Directors;

2. *To receive the audited consolidated financial statements of the Company for the fiscal* year ended December 31, 2001 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors therein;

3. To appoint Ernst & Young, Chartered Accountants, as Auditors for the Company for the ensuing year at a remuneration to be fixed by the directors.

   VOTE FOR ________ or WITHHOLD VOTE ________

4. To approve, with or without amendment, ordinary resolutions fixing the number of directors of seven.

   VOTE FOR ________ or VOTE AGAINST ________

5. A. To elect each of the following persons as a director of the Company for the ensuing year:

John A. Greig	VOTE FOR _______	WITHHOLD VOTE _______
William McCrindle	VOTE FOR _______	WITHHOLD VOTE _______
Walter T. Segsworth	VOTE FOR _______	WITHHOLD VOTE _______

CUMBERLAND RESOURCES LTD.
#906-595 Howe Street
Vancouver, British Columbia , V6C 2T5
(604) 608 2557

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Cumberland Resources Ltd. (hereinafter called the "Company") will be held at the Terrace Room A, Terminal City Club, 837 West Hastings St., Vancouver, British Columbia, on Thursday the 6th day of June, 2002 at the hour of 2:00 o'clock in the afternoon (local time), for the following purposes:

1. To receive the report of the Directors.

2. To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2001 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors therein;

3. To appoint Auditors and to authorize the Directors to fix their remuneration;

4. To fix the number of directors at seven.

5. To elect three directors, and to fix their terms of office at three years.

6. *To consider and, if thought fit, to pass an Ordinary Resolution to approve, in* advance, the issuance by the Company in one or more private placements during the twelve month period commencing June 6th, 2002 of such number of securities that would result in the Company issuing or making issuable a number of common shares aggregating up to 100% of the number of issued and outstanding shares at April 30, 2002, as more particularly described in and subject to the restrictions described in the accompanying Information Circular;

7. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's 2001 Annual Report (containing the Directors' Report referred to in item 1 above, as well as the Company's audited consolidated financial statements for the fiscal year ended December 31, 2001), including Management's Discussion and Analysis of Operating Results, as well as an Information Circular, a form of Proxy and an Annual Return Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 30th day of April , 2002.

BY ORDER OF THE BOARD

Glen D. Dickson, President

CUMBERLAND RESOURCES LTD.

Box 23
#906 - 595 Howe Street
Vancouver, British Columbia
V6C 2T5

INFORMATION CIRCULAR

(Containing information as at April 30, 2002)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Cumberland Resources Ltd. (the "Company") for use at the Annual General Meeting of Members of the Company (and any adjournment thereof) to be held on Thursday the 6th day of June, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the Chairman and the President of the Company. A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by the Company at #906 - 595 Howe Street, Vancouver, British Columbia, V6C 2T5, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof. No proxy will be valid if deposited after this time or delivered at the meeting.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 2300, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia V7X 1J1 at any time up to and including the last business day preceding the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A proxy may also be revoked by delivery of a later dated proxy, containing a revocation clause, in the manner and before the time set out in the previous paragraph.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

ADVICE TO BENEFICIAL MEMBERS

Only registered Members or duly appointed proxyholders are permitted to vote at the Meeting. Members who do not hold their shares in their own name (referred to herein as "Non-Registered Members") are advised that only proxies from Members of record can be recognized and voted at the meeting. Non-Registered Members who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Member. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Non-Registered Members is identical to that provided to registered Members. However, its purpose is limited to instructing the registered Member how to vote on behalf of the beneficial Member.

If common shares are listed in an account statement provided to a Member by a broker, then in almost all cases those shares will not be registered in such Member's name on the records of the Company. Such shares will more likely be registered under the name of the Member's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Policy Statement No. 41 or the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting. This Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Non-Registered Members. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Non-Registered Members in advance of Members' meetings unless the Non-Registered Members has waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Members in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Member by its broker is identical to the form of proxy provided by the Company to the registered Members. However, its purpose is limited to instructing the registered Member how to vote on behalf of the Beneficial Member should a non-registered Member receiving such a form wish to vote at the Meeting, the non-registered Member should strike out the names of the Management Proxyholders named in the form and insert the non-registered Member's name in the blank provided and return the materials to the broker as directed. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Non-Registered Members and asks Non-Registered Members to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Member receiving a proxy with an IICC sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.** All references to Members in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Members of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding	30,054,369 common shares without par value
Authorized Capital	100,000,000 common shares without par value

Only Members of record at the close of business on April 30, 2002, (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every individual who is present as a member or as a representative of one or more corporate members, or who is holding a proxy on behalf of a member who is not present at the meeting, will have one vote, and on a poll every member present in person or represented by a proxy, and every person who is a representative of one or more corporate members will have one vote for each common share registered in his name on the list of members, which is available for inspection during normal business hours at Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, BC, V6C 3B9 and at the Meeting of Members.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares(1)	Percentage
Abraham Aronowicz	3,970,014	13.2 %

(1) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by Dr. Aronowicz as of April 30, 2002.

ELECTION OF DIRECTORS

The Board of Directors of the Company presently consists of seven directors. The term of office of three of the present directors expires at the Annual General Meeting. In June of 1999, four directors were elected to office for terms of 2 or 3 years. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that either of these nominees will be unable to serve as a director.

(a) John A. Greig for a term of 3 years of office from the date of the Annual General Meeting; and

(b) William McCrindle for a term of 3 years of office from the date of the Annual General Meeting.

(c) Walter T. Segsworth for a term of 3 years of office from the date of the Annual General Meeting.

Pursuant to Section 111 of the *Company Act* (British Columbia), Advance Notice of the Annual General Meeting was published in The Province newspaper on April 10, 2002.

Pursuant to the Company's Articles, the Board of Directors may determine the number of directors to be elected, failing such determination the number to be elected shall be the same as the number of directors whose terms expire at the meeting. The Board of Directors has determined that three directors shall be elected at the meeting. Set out below as management's nominees are the three directors whose term will expire.

Each director elected will hold office for one year or for such longer term as may be fixed by ordinary resolution of the members, or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Company Act* (British Columbia). The members will be asked at the Annual General Meeting to pass ordinary resolutions fixing the terms of office of the directors nominated at three years from the date of the Annual General Meeting.

Members of the Company who do not want longer than one year terms of office for the Company's directors can vote against the proposed ordinary resolutions fixing the terms of office of the directors. Such members can vote <u>for</u> the election of the nominees notwithstanding their vote against such longer terms of office. In the event that the ordinary resolutions are defeated then, nevertheless, any nominees who receive sufficient votes for their election will be elected but, only until the next annual general meeting.

In the following table and notes thereto, is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Nominees for election as Directors

Name, Position and Municipality of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation during the Past 5 Years(1)	Period of Service as a Director	Number of Shares(2)
John A. Greig(3)(4) Chairman Delta, B.C.	Geologist	December 5, 1979	795,189
William McCrindle Thunder Bay, ON	Geological Engineer	March 23, 1983	215,000
Walter T. Segsworth Alamo, California	Mining Engineer	April 30, 2002	0

Continuing Directors

Name, Position and Municipality of Residence(1)	Principal Occupation(1)	Period of Service as a Director	Number of Shares(2)
J.Michael Kenyon Richmond, B. C.	President Canico Resource Corp	December 5, 1979	304,064
Jonathon A. Rubenstein(3) Vancouver, B.C.	Mining Executive	May 20, 1983	60,900
Glen D. Dickson President, CEO N. Vancouver, B.C.	Geologist	May 7, 1993	174,021
Abraham I. Aronowicz(3) (4) Vancouver, B.C.	Businessman	June 9, 1994	3,970,014

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3) Denotes member of Audit Committee.
(4) Denotes member of Compensation Committee.

STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officer" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 whether or not they are an executive officer at the end of the fiscal year.

The Company currently has 3 executive officers. The following table sets forth the compensation awarded, paid to or earned by the Company's executive officer(s) during the financial years ended December 31, 1999, 2000 and 2001.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	*Year[1]*	*Salary ($)*	*Bonus ($)*	*Other Annual Compensation ($)*	*Securities Under Options/ SARs Granted (#)[2]*	*Restricted Shares or Restricted Share Units ($)*	*LTIP Payouts ($)*	*All Other Compensation ($)*
Glen D. Dickson Chief Executive Officer and Director	2001 2000 1999	135,000 131,250 90,000	 13,500	-- -- --	75,000 75,000 240,000	N/A N/A N/A	N/A N/A N/A	-- -- --
Kerry M. Curtis Senior Vice President	2001 2000 1999	120,000 116,667 80,000	 12,000	-- -- --	75,000 75,000 160,000	N/A N/A N/A	N/A N/A N/A	-- -- --

(1) Fiscal years ended 1999, 2000 and 2001.

(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year-end.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company has not granted any LTIP's during the past fiscal year.

Stock Appreciation Rights

"Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted or exercised by the Named Executive Officers during the fiscal year ended December 31, 2001."

Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of stock options during the financial year ended December 31, 2001 to the Named Executive Officer(s), pursuant to the rules and policies of The Toronto Stock Exchange and, in accordance with the provisions of the *Company Act* (British Columbia) and the Regulations thereunder:

Name	*Securities Under Options/SAR's Granted (#)*[1]	*% of Total Options Granted to Employees in Fiscal Year*[2]	*Exercise or Base Price ($/Security)*[3]	*Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security)*	*Expiration Date*
Glen D. Dickson	75,000	39%	$0.82	$0.82	Jun. 29, 06
Kerry M. Curtis	75,000	39%	$0.82	$0.82	Jun. 29, 06

(1) The exercise price of the option is the market value of the common shares of the Company on the date of grant.

(2) Percentage of all options granted during the last fiscal year.

(3) The exercise price of stock options is set at not less than 100% of the market value of a common share of the Company on the date of grant. The exercise price of stock option may only be adjusted in the event that specified events cause dilution of the Company's share capital.

Subsequent to the fiscal year end 60,000 options were granted to an executive officer at a price of $1.85, expiring April 5, 2007.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table (presented in accordance with the Regulation) sets forth details of all exercises of stock options during the fiscal year ended December 31, 2001 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	**Securities Acquired on Exercise (#)**[1]	**Aggregate Value Realized ($)**[2]	**Unexercised Options at Fiscal Year-End (#)**	**Value of Unexercised In-the-Money Options at Fiscal Year-End ($)**[3]
Glen D. Dickson	0	0	465,000	$6,000
Kerry M. Curtis	0	0	435,000	$6,000

(1) Number of common shares of the Company acquired on the exercise of stock options.

(2) Calculated using the difference between the exercise price and the closing price of common shares of the Company on the Toronto Stock Exchange on the date of exercise.

(3) Value using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2001 of $0.85 per share, less the exercise price per share.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has employment contracts in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment or a change in responsibilities following a change of control, where the value of such compensation would exceed $100,000 per executive officer. The employment contracts specify fifteen months salary, in lieu of notice of termination of employment.

Compensation of Directors

The following table sets forth stock options granted by the Company during the fiscal year ended December 31, 2001 to directors who are not Named Executive Officers of the Company, as a group:

Name	*Securities Under Options/SARs Granted (#)[(1)]*	*% of Total Options/SARs Granted to Employees in Fiscal Year[(2)]*	*Exercise or Base Price ($/Security)[(3)]*	*Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)*	*Expiration Date*
Directors who are not Named Executive Officers (6)	0	0%	N/A	N/A	N/A

(1) All options are for a term of 5 years. The options have no special vesting provisions. The market value of the common shares of the Company on the date of grant is the price at which the Company's shares closed for trading on the Toronto Stock Exchange on that day. Freestanding SARs have not been granted.

(2) Percentage of all options granted during the fiscal year.

(3) The exercise price of stock options was set according to the rules of the Toronto Stock Exchange. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.

The following table sets forth details of all exercises of stock options/SARs during the fiscal year ended December 31, 2001 by directors who are not Executive Officers of the Company, as a group, and the fiscal year-end value of unexercised options/SARs on an aggregated basis:

Name	*Securities Acquired on Exercise (#)*[1]	*Aggregate Value Realized ($)*[2]	*Unexercised Options/SARs at Fiscal Year-End (#)*[3]	*Value of Unexercised In-the-Money Options/ ($)*[3][4]
Directors who are not Named Executive Officers (6)	0	0	1,260,000	$13,000

(1) Number of common shares of the Company acquired on the exercise of stock options.

(2) Calculated using the difference between the exercise price and the closing price of common shares of the Company on the Toronto Stock Exchange on the date of exercise.

(3) As freestanding SARs have not been granted under the Stock Option Plan, the numbers relate solely to stock options.

(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on The Toronto Stock Exchange on December 31, 2001 year-end, less the exercise price of in-the-money stock options.

The Company does not compensate its directors in their capacities as such. Incentive stock options to certain of its directors may be granted, the details of which are set forth under "Statement of Remuneration" during last completed fiscal year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth below in this or any previous Information Circular and other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2001 (the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The chart below compares the year-end investment value in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of The TSE 300 Stock Index total return for the 5 year period ending December 31, 2001.

Comparison of Cumulative Total Shareholder Return on Common Shares of the Company and The TSE 300 Stock Index Total Return


180
160
140
120
100
80
60
40
20
0
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Year
CBD Closing Share Price
TSE 300 Stock Index

Year-End Dec. 31	Total Shares Issued	Closing Share Price ($)	Investment Value ($) (1)	Index of Investment Value (2)	TSE 300 Index total return ($) (3)	Index of TSE 300 Index (2)
1996	19,591,581	3.60	70,529,692	100.0	12,062	100.0
1997	22,947,081	1.85	42,452,100	60.2	13,869	115.0
1998	26,212,081	1.90	49,802,954	70.6	13,649	113.1
1999	26,221,781	1.80	47,199,206	66.9	17,977	149.0
2000	27,403,781	0.81	22,197,602	31.5	19,313	160.1
2001	30,054,369	0.85	25,546,214	36.2	16,882	140.0

(1) Investment value in dollars = total shares issued multiplied by the year-end closing share price
(2) Set the 1996 investment value of the company and The TSE 300 Index both to equal 100.
(3) Value of The TSE 300 Index total return.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Ernst & Young, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration. Ernst & Young were first appointed auditors of the Company in June, 1983.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors, the granting of approval to the issuance of incentive stock options, and the ratification of all acts and proceedings of the directors and officers of the Company since the last Annual General Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange, on which the Company is listed, has guidelines regarding disclosure of the approach to corporate governance (the "Guidelines").

The Toronto Stock Exchange Guidelines recognize that decisions to depart from certain of the recommendations therein may be made for supportable reasons, including that the adoption of all of the guidelines may be too costly for a smaller enterprise. The directors of the Company have considered the Guidelines, received comments from the Company's solicitors and have decided not to implement some of the recommendations which were determined to be too costly and inappropriate for a corporation the size of the Company.

The Role of the Directors

The role of the directors is to oversee the conduct of the Company's business and to supervise management, which is responsible to the directors for the day-to-day conduct of business. However, given the size of the Company, transactions of moderate value are of relative importance to the Company and are addressed by the directors.

The directors discharge five specific responsibilities as part of their overall "stewardship responsibility". These are:

1. Strategic planning process: The Company's strategic plan is prepared by and elaborated on directly by the Board with the assistance of management;

2. Managing risk: The directors directly oversee most aspects of the business of the Company and thus, do not require specific systems or the creation of committees to effectively monitor and manage the principal risks of all aspects of the business of the Company;

3. Appointing, training and monitoring senior management: No system of selection, training and assessment of management has been currently established, as it would be too costly. However, the directors closely monitor management's performance, which is measured against the overall strategic plan, through reports by and regular meetings with management;

4. Communication policy: It is and has always been the directors' unwritten policy to communicate effectively with its shareholders and the public generally through statutory filings and mailings, as well as press releases. Shareholders are also given an opportunity to make comments or suggestions at shareholders' meetings. These comments and suggestions are considered by the directors;

5. Ensuring the integrity of the Company's internal control and management information systems: Given the involvement of the directors in operations, the current size of the Company and the reports from and meetings with management, the directors believe that they effectively track and monitor the implementation of approved strategies.

The Composition of the Board and the Establishment of Board Committees

The Company's board is comprised of seven directors, of whom four can be defined as "unrelated directors" or "directors who are independent of management and are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors' ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings" and do not have interests in or relationships with the Company.

In keeping with the Guidelines, the directors examined the possibility of setting up various committees such as a Nominating Committee, a Governance Committee, a Human Resources and a Compensation Committee. However, in light of the Company's size and resources, it was determined that setting up all such committees would be overly expensive at this time.

The Company currently has a Compensation Committee which is comprised of Messrs. John A. Greig and Abraham I. Aronowicz and an Audit Committee which is comprised of Messrs. John Greig, Abraham Aronowicz and Jonathan Rubenstein.

The Company does not provide a formal orientation and education program for new directors. However, new directors are given an opportunity to familiarize themselves with the Company and meeting other directors as well as members of management. The Company provides directors with documents from other sources relating to the responsibilities of directors.

The Board's Relations with Management

The interaction between senior management and directors both at and outside meetings ensures that the directors are properly informed and that the directors' experience is brought to bear when needed by management.

The directors remain sensitive to corporate governance issues and seek to set up the necessary structures to ensure an effective discharge of its responsibilities without creating additional overhead costs. The directors remain committed to ensuring the long term viability and profitability of the Company, as well as the well-being of its employees and of the communities in which it operates.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is proposed to ratify all acts and proceedings of the directors and officers of the Company since the last Annual General Meeting of the Shareholders of the Company. These acts and proceedings relate to the general management of the Company's affairs, including the administration of its properties and all payments of money, as well as any acts taken by the directors to issue shares for cash, services or property, all as reflected on the Company's records. The directors may be said to be interested in such ratification.

A. *Advance Member Approval to the Issuance of a Number of Shares by Private Placement that Exceeds 25% of the Company's Issued Share Capital*

The Company from time to time investigates opportunities to raise financing on advantageous terms. The Company may undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of The Toronto Stock Exchange ("The TSE") the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions ("The TSE 25% Rule"), unless there has been member approval of such transaction.

The application of The TSE 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital and Company operations. The TSE has a working practice that it will accept advance approval by members in anticipation of private placements that may exceed The TSE 25% Rule, provided such private placements are completed within 12 months of the date such advance member approval is given.

The Company's issued and outstanding share capital is currently 30,054,369 common shares and the Company proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on June 6, 2002 would not exceed 30,054,369 common shares, or 100% of the Company's issued and outstanding shares as at April 30, 2002.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

i. it must be substantially with parties at arms-length to the Company;

ii. it cannot materially affect control of the Company;

iii. it must be completed within a twelve month period following the date the advance member approval is given; and

iv. it must comply with the private placement pricing rules of The Toronto Stock Exchange which currently require that the issue price per common share must not be lower than the closing market price of the Common shares on The TSE on the trading day prior to the date Notice of the private placement is given to The TSE (the "Market Price") less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, The TSE retains the discretion to decide whether or not a particular placement is "substantially" at arms-length or will materially affect control in which case specific member approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed The TSE 25% Rule, the Company requests its members to pass an Ordinary Resolution in the following terms:

"RESOLVED, as an Ordinary Resolution, that the issuance by the Company in one or more private placements during the twelve month period commencing June 6, 2002 of such number of securities that would result in the Company issuing or making issuable a number of common shares aggregating up to 100% of the number of issued and outstanding common shares as at April 30, 2002, being the date of the information in the Information Circular describing the advance approval, as more particularly described in and subject to the restrictions described in the Company's Information Circular dated April 30, 2002, is hereby approved."

The directors of the Company believe the passing of the Ordinary Resolution is in the best interests of the Company and recommend that Members vote in favour of the resolution. In the event the resolution is not passed The TSE will not approve any private placements that result in the issuance or possible issuance of a number of shares which exceed The TSE 25% Rule, without specific member approval. Such restriction could impede the Company's timely access to required funds on favourable terms.

An Ordinary Resolution requires the approval of a simple majority of the votes cast by those members of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company.

B. Fixing of Directors' Terms of Office

The management of the Company asks the Members to pass Ordinary Resolutions to fix the terms of office for directors elected for three years. The purpose of the proposed Ordinary Resolution is to firmly establish the current board of directors.

The following terms for the directors are proposed:

(a) John A. Greig for a term of 3 years of office from the date of the Annual General Meeting; and

(b) William McCrindle for a term of 3 years of office from the date of the Annual General Meeting.

(c) Walter T. Segsworth for a term of 3 years of office from the date of the Annual General Meeting.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 30th day of April, 2002.

Glen D. Dickson, Chief Executive Officer

Robert A. Evans, Chief Financial Officer

CUMBERLAND RESOURCES LTD

QUARTERLY REPORT TO SHAREHOLDERS

FIRST QUARTER 2002

CUMBERLAND
RESOURCES LTD

#906 - 595 Howe Street
Vancouver, BC V6C 2T5
Tel 604/608-2557
Fax 604/608-2559

SUMMARY OF ACTIVITIES

Throughout 2001, the Company evaluated various production parameters for the development of the Meadowbank Gold Project. The results were disclosed in a Preliminary Assessment Study ("Study") released in January, 2002. With an increased mine throughput to 1.7 million tonnes per annum (246,000 oz. per year) the projected economics of the Meadowbank project have been significantly improved. The Study was based on owner-operated production with conventional milling of ores and overall gold recoveries of 91.4%. The production forecast included 14.4 million tonnes grading 4.86 g/t gold with 85% of the mining volumes produced from three open pit designs and 15% from underground mine designs. The Study estimated very favorable total cash costs of $US 168/oz gold over an 8.3 year mine life.

In response to the favorable outcome of the Study the Company commenced the first phase of a planned $4.5 million program at Meadowbank during the first quarter. Phase 1 has two primary objectives: 1) drilling to expand known deposits and (2) explore for new deposits between the Third Portage and Vault deposits - an area of approximately 35 square km. The program included 7000-8000m of diamond drilling and 411 overburden drill holes respectively.

The initial results from this program have been highly encouraging. High-grade, near surface gold mineralization has been intersected between the Third Portage and North Portage open pit deposits offering the possibility of a single open pit design encompassing mineralization over a 1.85km area. High-grade gold values were also intersected at the Vault deposit, expanding potential underground resources. Geotechnical studies, including bathymetric and hydrologic studies, were also completed for open pit evaluation and design.

The Phase 2 program at Meadowbank will commence at the end of the second quarter and focus on resource definition, testing targets generated by the spring exploration program, expanding environmental baseline and geotechnical studies, enhanced metallurgical evaluations and construction of an primary airstrip. Management is prepared to initiate a feasibility study before the end of the year.

We are pleased to have recently appointed Mr. Walter Segsworth to the Board of Directors. Mr. Segsworth was most recently President and Chief Operating Officer of Homestake Mining Company and brings a wealth of mining and corporate experience to the Board. We also welcomed Mr. Brad Thiele to the Meadowbank management team as Vice President, Meadowbank Project Development. Mr. Thiele's career spans over 36 years in the mining sector with extensive hands-on experience in open pit and underground mining operations throughout western Canada.

WMC International Ltd., 56% owner and operator of the Meliadine West Project (22% Cumberland) has placed the project on care and maintenance pending the outcome of WMC's divestiture in the property. The Company has a pre-emptive first right over the sale of WMC's interest in the Project.

The Company announced a $14.675 million financing which when added to the current cash will bring our working capital to over $18.0 million. We are now well positioned to advance the Meadowbank Project towards production and take advantage of any opportunity that may raise from our pre-emptive right at Meliadine.

FINANCIAL STATEMENTS

CUMBERLAND RESOURCES LTD.

(unaudited)

March 31, 2002

Cumberland Resources Ltd.

Statements of Income and Deficit

(unaudited)

Three Months Ended March 31

(expressed in Canadian funds)

	2002 $	2001 $
REVENUE		
Interest and other revenue	**56,526**	72,008
Share of (loss) of equity accounted investee	**(6,092)**	(43,348)
	50,434	28,660
MINERAL CLAIMS, OPTIONS AND EXPLORATION COSTS		
Option payments received	**(500,000)**	(500,000)
Exploration costs	**820,439**	305,929
	320,439	(194,071)
ADMINISTRATIVE EXPENSES		
Amortization	**4,619**	5,109
Communication	**2,501**	1,480
Insurance	**12,212**	9,632
Legal, audit and accounting	**23,744**	24,350
Other fees and taxes	**11,660**	10,902
Office and miscellaneous	**41,390**	31,286
Investor and public relations	**47,278**	25,502
Employee compensation	**68,082**	68,078
	211,486	176,339
Net income / (loss) for the period	**(481,491)**	46,392
Deficit, beginning of period	**29,626,720**	11,142,954
Share issue costs	**8,003**	-
Cumulative effect of change in accounting policy	**-**	16,375,943
Deficit, end of period	**30,116,214**	27,472,505
Income (loss) per share	**$(0.02)**	$0.00

Cumberland Resources Ltd.
Notes To Financial Statements
March 31, 2002
(unaudited)

1. NATURE OF OPERATIONS

The Company is engaged in the business of acquiring, exploring and developing mineral properties in Canada, with an emphasis on gold, and is in the process of exploring properties located in the Nunavut Territory in Northern Canada. The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral claims and options are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. It is reasonably possible that sufficient economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options may not be recovered. The Company is considered to be a development stage enterprise as it has yet to generate significant revenue from operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles differ in certain material respects from those that the Company would have followed had the financial statements been prepared in accordance with United States generally accepted accounting principles.

Principles of consolidation

The financial statements include the accounts of the Company and its 24.12% interest in Berland Resources Ltd. which is accounted for under the equity method. The financial statements also include the Company's 7.5% ownership of Eurozinc Mining Corporation which is accounted for under the cost method.

Mineral claims, options and deferred exploration and development costs

During the year ended December 31, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage. Pursuant to the adoption of this guideline, commencing in 2001 the Company has charged exploration costs against earnings as incurred. Costs are only deferred when it is probable that they will be recoverable from the future operations of the mineral property.

In prior years the Company accounted for its mineral properties whereby all direct costs, net of pre-production revenue, relative to the acquisition of, exploration for and development of these properties were capitalized.

Stock-based compensation plan

No compensation expense is recognized for this plan when stock or stock options are issued to employees or directors. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Loss per share

The number of common shares outstanding during each year for purposes of the loss per share calculation is calculated on the weighted monthly average of outstanding common shares.

REVISED RENEWAL ANNUAL INFORMATION FORM

CUMBERLAND RESOURCES LTD

APRIL 30, 2002

TABLE OF CONTENTS

1: INCORPORATION

Cumberland Resources Ltd (the "Company") was incorporated under the name of Eton Resources Ltd. on December 4, 1979, under the laws of the Province of British Columbia by filing its Memorandum and Articles with the British Columbia Registrar of Companies. On April 11, 1980, the Company's name was changed to Cumberland Resources Ltd. On November 30, 1982, the Company was extra-provincially registered in the Province of Ontario and effective February 19, 2001 the Company was extra-provincially registered in Nunavut Territory.

The head office and principal address of the Company is located at Suite 906, 595 Howe Street, Vancouver, British Columbia, V6C 2T5. The registered office of the Company is located at Suite 2300, 1055, Dunsmuir Street, Vancouver, British Columbia, V7X 1J1.

The Company has no subsidiaries.

On October 24, 1997 the Company incorporated Berland Resources Ltd ("Berland") under the British Columbia Company Act, to carry out grassroots exploration, primarily in Northern Ontario. The Company presently owns approximately 24% of Berland's issued shares. Berland trades on the TSX Venture Exchange under the symbol "BNL".

2: GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a mineral exploration company engaged in the acquisition and exploration of mineral properties. The Company is in the development stage as its properties have not reached commercial production and none of its properties is beyond the advanced exploration stage. The Company's principal properties are in Nunavut Territory.

By an agreement dated June 2, 1993, between the Company and Asamera Minerals Inc. ("Asamera"), the Company acquired a 50% interest in the Meliadine (the other 50% owned by Comaplex Minerals Corp. ("Comaplex"), a publicly traded company from Calgary, Alberta), a 60% interest in the Meadowbank, and a 50% interest in the Parker Lake properties from Asamera in exchange for $187,500 for each of the Meliadine and Meadowbank properties, $75,000 for the Parker Lake property and a 2% net smelter royalty, based upon 100% of the production but payable from the Company's interest in each property. By an agreement dated August 10, 1994, the Company acquired Asamera's 2% net smelter royalty in each of the aforementioned properties in exchange for 50,000 shares, $396,500, and transferable share purchase warrants for 100,000 shares of the Company exercisable for five years at prices ranging from $1.70 in year one to $2.973 in year five. All warrants were exercised by September 1997. Parker Lake no longer has any significance to the Company and was written off during the fiscal quarter ended June 30, 1998.

There have been no significant acquisitions or dispositions of properties in the year 2001.

3: NARRATIVE DESCRIPTION OF BUSINESS

The Company's activities are subject to many risks. These are summarized in section 5: Management Discussion and Analysis.

Meadowbank Property, Nunavut Territory

Introduction

The Meadowbank Project is 100% owned and operated by the Company. Gold hosted in banded iron formation was first discovered in 1987. Since that time over 18.7 million t grading 5.0 grams/tonne ("g/T") gold has been defined.

Property Description and Location

The Meadowbank Property is located approximately 70 kilometres north of the hamlet of Baker Lake in the Nunavut Territory of Canada and is centered at approximately Latitude 65°00'N and Longitude 96°03'W. The relevant NTS sheets are 66H/1, 66A/16 and 56E/4. The Property consists of 10 mining leases totaling 7,600 hectares. The mining leases are for a term of 21 years. Two leases were granted in 1995 and 8 were granted in 1998. Annual rent for the leases is $2.45 per hectare for a total of $18,620 annually. In addition, the leases are subject to a variable net profit interest up to 14% after the start of any mineral production payable to the Inuit and administered by the Federal Government. Three mineral concession agreements were signed with Nunavut Tunngavik Inc. ("NTI") effective as of the December 31, 1999 covering an additional 26,840 hectares of prospective ground north of the mining leases. The table below is the fee schedule for the NTI leases. The NTI is a non-profit organization responsible for administering mineral rights on Inuit Owned Subsurface Lands "(IOSL"). The agreement calls for escalating annual exploration expenditures and escalating fees and includes standard reporting requirements. During the exploration phase lands can be held up to 20 years. The agreement incorporates a production lease, which can be activated upon delivery of a pre-feasibility study. Production from the IOSL will be subject to a 12% net profit interest royalty in which annual deductions are limited to 85% of gross revenue. The agreement also includes potential participation by the NTI for financing of development. The surface rights are held by the Inuit as freehold and are administered by the Kivaliq Inuit Association (KIA). A Land Use Permit issued by the KIA covers the activities on the Property. Under terms of the Permit all ground disturbance must be reclaimed and any camp equipment must be removed if no further work is done on the project. The Company excavated 5 trenches through the over burden to expose the bedrock. These trenches must be reclaimed if mining does not proceed. The Company maintains a Land Use Permit for it's on going activities.

Schedule of Annual Fees and Work Requirement for NTI mineral concessions		
Years	Fees ($/hectare)	Annual Work Requirement ($/ha/yr.)
1	$1.00	$4.00
2	$2.00	$4.00
3 - 5	$2.00	$10.00
6 - 10	$2.50	$18.00
11 - 15	$4.00	$30.00
16 – 20	$4.00	$40.00

Access

Access to the Meadowbank Property is via float or ski-equipped plane or helicopter from the hamlet of Baker Lake, the closest community with scheduled air service from major centers. Transport of fuel, bulk material and non-perishable foods is by barge from the railhead in Churchill Manitoba. Wintertime transport of supplies is particularly convenient and cost-effective by Nodwell-type buggy service available in Baker Lake. The climate is arctic with long cold winters and short cool summers. Precipitation normally as snow is approximately 15 cm per year. Mining operations would be year round with a fly-in fly-out rotation. A potential mine site has been reviewed. Sufficient surface area and natural resources are available to build a mine site. The topography is gentle rolling hills, barren of any trees. Elevation varies from 100 m to 400 m above sea level. Numerous lakes and rivers cover the landscape. Barge access to Baker Lake is limited to 3 months of ice-free conditions. Over land hauling can be completed between the months of January and April. There is no infrastructure currently available for a mining operation.

History

Between 1979 and 1985, Comaplex Resources International Inc. (became Comaplex Minerals Corp.) carried out prospecting and geological mapping in the area. Several showings were located, variously containing anomalous levels of gold (Au), silver (Ag), lead (Pb), zinc (Zn), copper (Cu) and/or molybdenum (Mo). Later in 1985, a joint venture agreement was entered into with Asamera Minerals Inc. In 1987, the Asamera-Comaplex joint venture discovered gold hosted in banded iron formation.

In March 1989, the Asamera-Comaplex joint venture was expanded to include Agnico Eagle Mines Ltd., Lucky Eagle Mines Ltd. and Hecla Mining Company. During the period 1989 to 1991 the expanded joint venture carried out grid-based geological mapping, sampling VLF, HLEM and magnetic surveys and diamond drilling in a Third Portage area. At the end of 1991, a mineral inventory estimation was completed totalling 522,223 T's of mineralized material grading 7.93 g/T gold and 451,731 T's of mineralized material grading 5.2 g/T gold. The Agnico Eagle - Lucky Eagle - Hecla - Asamera - Comaplex joint venture was terminated in November of 1992 and property ownership reverted to Asamera (60%) and Comaplex (40%). The Company purchased Asamera's interest in 1993. (see section 2) By an agreement dated June 24, 1997, the Company acquired the remaining 40% in the Meadowbank Property from Comaplex, for $3,200,000 cash and 1,500,000 units of the Company. Each unit consists of one common share and one warrant. Two warrants entitled Comaplex, upon payment of $4.25, to acquire one common share of the Company until July 28, 1999. The warrants expired without being exercised.

Geological Setting

The property covers a portion of the Archean aged Sisson-Tehek greenstone belt that is situated in the Rae structural province of the Canadian Precambrian Shield. The greenstone belt includes felsic to ultramafic volcanic rocks, greywackes, pelites, iron formations and quartzites of the Woodburn Lake Group. Numerous oxide facies iron formations are present in the sequence, some of which may host potentially economic levels of gold associated with pyrite, pyrrhotite and minor arsenopyrite mineralization.

In the Goose Island - Third Portage area, the claims are underlain by a narrow belt of supercrustal rocks deformed by intermediate to felsic intrusions into a hourglass shaped belt. The sequence includes mainly clastic sediments and intermediate volcanic rocks together with lesser mafic, felsic and komatitic volcanic rocks and minor quartzite, iron formation. These have been deformed into a series of tight, northeasterly trending folds on a scale of several kilometres. Fold plunges appear to be to the southwest and the stratigraphic dip is generally westerly although both may vary to a large degree due to structural complications on a local scale.

Most of the work to date has been concentrated in a mineralized area over a strike length of 2.5 kilometers. Four zone of gold mineralization are outlined. Beginning in the south, Goose Island, Bay zone, Third Portage and North Portage. All of the deposits are hosted in the same iron formation but with varying geometry. Work conducted along the trend of the belt in 1999 identified another zone of mineralization located approximately 5 kilometres north of the main deposits. The Vault zone is hosted in metavolcanic rocks, a distinctly different host rock.

Exploration

In 1994, detailed, grid-based magnetic and HLEM surveys were extended for approximately two kilometres to the south of the Goose Island area.

In 1995, all previous drill information, geological mapping and magnetic data covering the Third Portage-Goose Island trend were compiled and a structural re-interpretation carried out in order to prioritise drill targets. Thirty-two diamond drill holes totalling 3,861.8 m were subsequently completed. Of these, fifteen totalling 1,462 m were drilled in the Third Portage Zone to fill in gaps in the previous drill pattern. All of the holes intersected gold mineralization helping to add mineralized material to the inventory.

Seven holes totalling 968 m were drilled in the Goose Island zone, mainly to fill in gaps in the existing widely spaced drill pattern. All intersected gold mineralization.

In 1996, a total of 5,642.4 m of diamond drilling in 32 holes were completed in the Goose Island zone to test its extensions to depth and along strike. The iron formation was intersected in all holes although it thins markedly to the north. Fourteen of the holes intersected mineralization and another five intersected lower grade mineralization. The gold contents in iron formation intercepts ranged from a low of no significant values to a high of 16.77 g/T gold (cut to 35 g/T gold) over 5.0 m.

Ten holes totaling 1,038 m were drilled in the Third Portage zone at the northern and southern limits of the zone where drilling from the ice was necessary. Nine of the ten holes reached the target depth and of these, five intersected mineralization at the northern end of the Third Portage zone. The intersections ranged from a low of no significant value to a high of one metre grading 35 g/T gold (cut to 35 g/T gold).

The results of this preliminary drilling demonstrated that mineralization in the Third Portage zone extends further down dip at the north end of the zone and that the zone is open in this direction. No significant values were present at the south end of the zone; however, the structural situation here is complex and poorly understood.

Drilling began testing the North Portage area in early July 1996 with approximately 1500 m laid out. Initial drilling tested the area in North Portage below DDH-90-40, which intersected up to 18.2 g/T gold over 1.2 m. The drill hole below this original hole intersected 13.1 g/T gold over 3.0 m within a zone of mineralization, which ran 5.07 g/T gold over 11.02 m.

In 1997, the Company completed a two-phase 13,609 m drill program in 65 drill holes. During the spring program a total of 7 drill holes were completed below and around the Goose Island deposit. This drilling returned three high grade intersections including up to 25.2 g/T gold (gpT) over a core length of 5.2 meters in drill hole 97-165 located approximately 200 m below the known mineralization.

At North Portage an additional 5 drill holes extended known mineralization approximately 150 m further to the south. Ground based magnetic surveys were also completed during this time to improve survey coverage to the north and west of the North Portage zone.

At Third Portage an additional 10 drill holes successfully expanded the deposit both to the south and west. This drilling led to the discovery of the Bay Zone, located 200 m west of Third Portage, where the best intersection returned 30.6 g/T over a core length of 6.0 m.

During the summer portion of the 1997 drill program, an additional 45 drill holes in 6,912 m were completed. A total of 32 drill holes, mainly on 50 and 25 m spacing, expanded the Third Portage and Bay zones both to the south and west. At North Portage a total of nine reconnaissance holes were completed. This drilling yielded some encouraging lower grade values approximately 500 m north west of previous mineralization.

Estimates of mineralized material at the project were completed internally by the Company over the period of September to December 1997. Additions at North Portage and Third Portage were calculated by sectional polygons and transferred to level plans to ensure proper off section influences. Calculations incorporated approximately 400 individual polygons from the two zones. Different cut-off grades, 2 g/T over a minimum 2 m and 5 g/T over minimum 2 m were used for Third Portage and North Portage, respectively, and are thought to reflect appropriate economical mining costs. Internal block dilution was limited to 2 m and was maximized at no more than 50% of the interval.

Drill intersections from deep below the Goose Island deposit were not added to the 1997 calculations owing to the wide spacing between those intersections. Calculations for Goose Island remained at 1996 levels.

The 1997 calculations of mineralized material yielded:

	TONNAGE (T)	GRADE (g/T)	GOLD (oz.)
Third Portage Bay Zones	4,502,636	7.06	1,022,424
North Portage Zone	374,495	9.72	117,063
Goose Island (1996 cut)	976,834	11.46	359,774

At the end of the 1997 drill season 224 diamond drill holes had been completed on the project since initial drilling began in 1989.

Engineering initiatives in 1997 continued on a multi-disciplinary level with enhancement of specific studies relating to geotechnical, environmental, conceptual transportation corridors and mining techniques.

Golder Associates of Vancouver, British Columbia continued to evaluate detailed data collected by the Company and augmented this data with additional thermister installations within the Bay zone and Third Portage deposits. A short program of oriented core drilling was also perfumed to provide more data on joint and fracture patterns in several design sectors of the Third Portage open pit. In December 1997, Golder Associates concluded these studies and inferred steeper pit slopes might be possible in sectors of the east wall of the pit due to better rock quality. Golder also recommended more detailed geotechnical studies for the area around the Bay zone and western design sector of the pit as project evaluation continued.

In late July 1997 senior engineers from Simons, visited the property and identified several potential sites for tailings impoundment, waste rock from the proposed pit, millsites and airstrips. Inquiries were also made in the hamlet of Baker Lake to review existing fuel storage capacity, survey available heavy equipment, discuss barging sizes and capacities into Baker Lake and review marshaling sites. A preliminary winter road access route from Baker Lake to site was also scoped, largely based on existing routes used for hauling fuel.

Environmental base line studies were expanded in 1997 to include fish population and species studies. Water quality and sediment studies were continued and expanded to include several basins considered as potential tailing or waste component impoundment sites. Traditional knowledge studies were also started. Collection of climatic data was enhanced by the addition of an on site remote data collector.

In the fall of 1997, additional metallurgical test work was conducted to advance the project to the pre-feasibility level. International Metallurgical and Environmental Ltd. completed the testwork at their facilities in Kelowna, British Columbia. Material that was provided by the Company from 6 drill hole composites was thought to best represent ores from Third Portage and Goose Island deposits. This testwork assessed several ore processing options including gravity, flotation and leaching techniques. Simons' analysis of the results concluded that a combination of gravity and leaching should result in higher gold recoveries, with values ranging from 94.0 to 96.0 percent.

During the first and second quarters of 1998, the Company completed a Phase I program of 12,000 m of diamond drilling in 47 holes. A second drill phase commenced in July 1998 and consisted of 6000 m in 50 holes. The drilling expanded the areas of mineralized material in the Bay zone, Third Portage, Goose Island and North Portage. The results of these programs were incorporated into the database to determine the amount of mineralized material added from the programs. In addition to the diamond drilling, engineering studies continued including environment assessment, geotechnical designs, QA/QC program and engineering audit. A community consultation program was implemented to advance local awareness of the project.

The 1999 exploration program focused on further definition of near surface gold mineralization at the Third Portage and Goose Island deposits. The program consisted of 6100 m of diamond drilling in 61 holes and the excavation and sampling of 4 large trenches on the Third Portage deposit. These results were included in a comprehensive pre-feasibility study completed by MRDI Canada - a Division of AGRA Simons Limited.

CLASSIFIED RESOURCES

Class	Tonnage (T)	Grade (g/T)	Ounces	Percent of Resources
Measured	1,191,000	6.68	252,100	12%
Indicated	6,584,000	5.65	1,196,200	58%
Inferred	3,467,000	5.60	623,800	30%
Total	11,242,000	5.60	2,072,100	

All zones except Goose Island reported at a 2.5 g/T cutoff. Goose Island is reported at a 6.0 g/T cutoff. Bay Zone and Third Portage deposits assays cut to 45 g/T. Goose Island assays cut to 35 g/T. The resource calculations conforms to the definitions contained in the Ad Hoc Reserve Committee of the Canadian Institute of Mining Metallurgy and Petroleum as outlined in Appendix D in the TSE and OSC's interim report on Mining Standards.

Regional exploration evaluated gold occurrences along a 20 kilometre trend north of the Meadowbank deposits. To date, the most significant zone is referred to as the Vault prospect. The Vault prospect, located 5-km northwest of the Meadowbank deposits, comprises several surface gold showings exposed in a 400 m by 200 m wide corridor. Gold mineralization is hosted in intermediate volcanic rocks and iron formation. Of the 95 surface grab samples collected from the Vault prospect in 1999, 46 yielded greater than 1.0 g/T gold with assays up to 42.9 g/T gold.

In 2000, MRDI completed a pre-feasibility study on the Meadowbank Project. The study indicated that were sufficient resources for 9 years of production, capital cost was estimated at US$93 million, and that cash operating costs were estimated at US$187 per ounce. The project has a positive internal rate of return with long term gold price of US$300. The study also showed that if additional resources could be found, the resulting higher through put would significantly improve the economics of the project.

In 2000 wide spaced drilling totaling 2671 m in 25 holes tested the Vault zone. Resources calculations conducted by the Company using a 2.5 g/T cut-off yielded inferred resources of 3,365,000 T's grading 3.9 g/T gold for 422,000 contained ounces.

The primary focus of activities on the Meadowbank Project during 2001 was 4,000 metres of diamond drilling *at the Vault deposit. The drilling expanded the mineralization at depth and along strike.* A revised resource calculation increased the vault deposit by over 100% to 7,437,000 tonnes averaging 3.9 g/T for a total of 936,700 oz of gold.

The total project resources including the Vault are listed below.

Category *Tonnes (x1000)* *Grade g/T* *Contained ozs Au*

Measured and indicated	7,775	5.79	1,447,500
Inferred	10,937	4.44	1,561,200

An economic study was initiated that will evaluate the effect on the project of increasing the production through put. It is anticipated that increasing the production rate will lower unit costs and improve the economics of the operation.
An airborne magnetic survey was completed covering the property between Vault and the Portage deposits. Exploration of this area will continue in 2002.

The Company employs an extensive QA/QC program on all of their assays. International Plasma Laboratory Ltd. completed all assaying using one assay ton samples. Assaying is done by Fire Assay – Atomic Absorption on 30 gm sample. Results greater than 1.0 g/T are checked using Fire Assay – Gravimetric finish. Drilling of the zones was mainly using NQ core with some test holes of H core. The core is measured for recovery and for RQD. After geological logging, the samples of core selected by the geologist for assaying are split in half with one half going to the lab and the other remaining in the core box for archiving. Prior to the samples being shipped to the lab, control samples and blanks are randomly inserted into the to sample sequence.

Exploration Plans

The Company plans to continue to advance the Meadowbank Project toward feasibility. The 2002 budget is phased. The first phase planned at $2.5 million, is approved and will include diamond drilling and reverse circulation drilling to test for extensions of mineralization in and around the known deposits. The second phase of up to $2.0 million will include the cost of additional engineering studies and in fill drilling.

Meliadine West Gold Project

Introduction

The Meliadine Project, which is 56% owned and operated by the WMC International Ltd. (WMC), 22% by the Company and 22% by Comaplex Minerals Corp. Gold, was first discovered in banded iron formation in 1989. Subsequently, other styles including shear hosted gold have been discovered. Since 1989 expenditures have exceeded $75 million and six major deposits have been outlined.

Property Description and Location

The Meliadine Property is located approximately 20 kilometres north of the hamlet of Rankin Inlet, on the coast of Hudson Bay in the Nunavut Territory of Canada and is centered at approximately Latitude 63°00'N and Longitude 92°W. The relevant NTS sheets are 55 J, K, N and O. The property is divided into Meliadine East and Meliadine West. The Meliadine East property consists of 1 mining lease covering 1,021 hectares, 17 crown mineral claims totaling 16,170 hectares and 4 Nunavut Tunngavik Inc. concessions. The mining lease is for a term of 21 years to 2018. Annual rent for the lease is $2.45 per hectare. In addition, leases are subject to a variable net profit interest up to 14% after the start of any mineral production payable to the Inuit and administered by the Federal Government. One mineral concession agreement with NTI is effective as of December 31, 1996 and covers 1,496 hectares. Three other concessions are effective as of December 31, 1999 covering 15,128 hectares. The table below is the fee schedule for the NTI leases. The NTI is a non-profit organization responsible for administering mineral rights on Inuit Owned Subsurface Lands. The agreement calls for escalating annual exploration expenditures and escalating fees and includes standard reporting requirements. During the exploration phase lands can be held up to 20 years. The agreement incorporates a production lease, which can be activated upon delivery of a pre-feasibility study. Production from the IOSL will be subject to a 12% net profit interest royalty in which annual deductions are limited to 85% of gross revenue. The agreement also includes potential participation by the NTI for financing of development. The surface rights are held by the Inuit as freehold and are administered by the Kivaliq Inuit Association. Land Use Permits issued by the KIA cover the activities on the Property. Under terms of the Permit all ground disturbance must be reclaimed and any camp equipment must be removed if no further work is done on the project. WMC maintains a Land Use Permit for its on going activities.

Schedule of Annual Fees and Work Requirement on NTI Land		
Years	Fees ($/hectare)	Annual Work Requirement ($/ha/yr.)
1	$1.00	$4.00
2	$2.00	$4.00
3 - 5	$2.00	$10.00
6 - 10	$2.50	$18.00
11 - 15	$4.00	$30.00
16 – 20	$4.00	$40.00

The Meliadine West property is made up of 53 crown mineral claims totaling 45,049 hectares. Some of these claims have been surveyed for lease application. Effective October 1, 2000, 9 NTI concessions were acquired covering 70,143 hectares.

Access

Access to the Meliadine Property is via float or ski-equipped plane or helicopter from the hamlet of Rankin Inlet , the closest community with scheduled air service from major centers. Transport of fuel, bulk material and non-perishable foods is by barge through to the Hudson Bay from the railhead in Churchill Manitoba or other southern ports. Wintertime transport of supplies is particularly convenient and cost-effective by Nodwell-type buggy service available in Rankin Inlet. The climate is arctic with long cold winters and short cool summers. Precipitation normally as snow is approximately 15 cm per year. Mining operations would be year round with a fly-in fly-out rotation. A potential mine site has been reviewed. Sufficient surface area and natural resources are available to build a mine site. The topography is gentle rolling hills, barren to any trees. *Elevation varies from 50 m to 150 m above sea level. Numerous lakes and rivers cover the landscape.* Barge access to Rankin Inlet limited to 4 months of ice-free conditions. Over land hauling can be completed between the months of January and April. There is no infrastructure currently available for a mining operation.

History

The first recorded work on the property was in 1972 when gold was found reportedly associated with magnetite rich quartzite. In 1987, Wollex Exploration, a division of Comaplex International Resources Ltd. (subsequently became Comaplex Minerals Corp.) and Asamera Minerals Inc. jointly evaluated the reported gold occurrence. On July 6, 1988, Asamera and Comaplex officially entered into 50-50 joint venture agreement and acquired a land package that stretch in land from Hudson Bay for 70 kilometres. (the "Meliadine Property"). In 1991, Rio Algom Exploration Inc. ("Rio Algom") optioned the Western half of the Meliadine Property from Asamera and Comaplex. In late 1992, Rio Algom dropped the option.

On June 2, 1993 the Company purchased Asamera's 50% interest in the Meliadine Property. In June 1995, the Company and Comaplex signed an agreement with WMC, whereby WMC can earn up to 60% interest in the western portion of the Meliadine Property, now referred to as the Meliadine West Property. The remainder of the Property is referred to as the Meliadine East Property. The Meliadine East Property is under terms of the Initial Meliadine Agreement and is held 50% by the Company and 50% by Comaplex. The Company is the operator of the Meliadine East Property.

WMC has earned an initial 56% interest in the Meliadine West Property subject to continuing cash option payments and providing non-recourse loans to the Company for its share of all costs over $12.5 million required to bring a deposit into production. The Company and Comaplex own the remaining interest of the Meliadine West Property 22% each. WMC can purchase an additional 4% interest (2% from each of the Company and Comaplex) resulting in the Company retaining a 20% ownership. If WMC fails to make cash option payments as outlined in the June 1995 agreement, WMC's interest in the Meliadine West Property reverts back the Company and Comaplex and would be subject to the terms of the Initial Meliadine Agreement.

Geological Setting

The area is underlain by metasedimentary and metavolcanic rocks of Archean age that have been subjected to polyphase deformation. The main structural feature is the Pyke Deformational Zone, a broad shear corridor striking at 109 degrees that divides the property roughly into predominately sedimentary rocks in the north and predominately volcanic rocks in the south. Gabbro dykes have intruded into earlier structures. Gold mineralization of greatest interest occurs within zones of folding, shearing and alteration of banded iron formations and volcanic/sediment contacts in secondary, oblique structures to the Pyke Fault. The gold mineralization is spatially associated with pyrrhotite and arsenopyrite within zones of quartz and quartz-carbonate veining.

Exploration

Between 1969 and 1972, the Rankin Nickel Syndicate (the "Syndicate") carried out exploration for copper and nickel within the present limits of the Meliadine Property. In addition to ground surveys and drilling, the Syndicate carried out helicopter-borne magnetic and electromagnetic geophysical surveys. Only one hole was drilled by the Syndicate in the project areas to test a coincident magnetic and electromagnetic anomaly. This hole intersected 3.43 g/T gold over 1.98 m in what was described as a sulphide-rich zone in a chloritic, magnetite-rich quartzite. This rock was in fact iron formation and the reported gold occurrence drew Asamera and Comaplex into the area in 1987.

Asamera and Comaplex staked one claim, the NAT, in 1987 to cover the gold occurrence, but no further work was done until the fall of 1989. In September 1989, a prospecting team collected 58 rock samples in the area. Several areas returned promising gold values requiring additional work. A chip-sampling program followed in October of 1989, over an area named the Discovery Zone. A large package of land was staked and permitted in February of 1990 covering an east west structural trend from the coast of Hudson Bay in land for 70 km.

In 1990, 92 line-km of magnetic surveying and 72 line-km of VLF-EM surveying were completed over the Discovery Zone and adjacent areas. A drill program of 14 holes (1,113 m) defined a zone of mineralization over a strike length of 175 m, a true width of four m, and to a depth of 100 m. The average grade of gold intersected in these holes was 13 g/T gold. Regional prospecting in 1990 located gold bearing boulders 13 km west of the Discovery Zone. The showing area was named the WesMeg Area.

Rio Algom optioned the western half of the property and the three companies (Asamera, Comaplex, and Rio Algom) conducted a helicopter-borne magnetometer and VLF-EM survey over the entire belt at 100-metre line spacing. Electro-magnetic survey was completed over the Discovery Zone and western portions of the belt at 200-m line spacing.

In 1991, Asamera and Comaplex carried out detailed ground VLF-EM and magnetic surveying (166 line-km) over the Discovery Zone. In addition, 10 more holes (1,840 m) were drilled on the Discovery Zone itself, and 24 holes (2,757 m) were drilled elsewhere on the Discovery grid. The Discovery Zone drilling traced the mineralized zone to a vertical depth of 290 m. Average grade in these holes was 13.4 g/T gold over a true thickness of four m. Ten of the other holes drilled on other exploration targets intersected quantities of gold, requiring follow up.

Within the claims optioned by Rio Algom, the 1991 exploration program included 177 line-km of VLF-EM and magnetic surveying, six drill holes (728 m), and prospecting primarily on the WesMeg and Musket Bay grids. All holes encountered gold mineralization but most assays were less than one gram of gold per T. Intersections of potential significance included: 2.68 g/T gold over 2.0 m in hole WM-91-2; 1.87 g/T gold over 7.93 m in hole WM-91-4; and two sections in drill hole WM-91-5: 8.0 g/T gold over 1.91 m and 15.8 g/T gold over 2.5 m. The prospecting program concentrated on sampling boulders in the direction of glacial transport from magnetic and electro-magnetic anomalies on the WesMeg and Musket Bay grids. Of the 710 grab samples collected, 10% contained more than 34 g/T gold and 81% contained over one g/T gold.

During 1992, Asamera and Comaplex drilled the following targets: 18 holes (3,222 m) on the Discovery Zone; 11 holes (772 m) elsewhere on the Discovery grid; four holes (242 m) on the Snowgoose grid, (6.4 km east of the Discovery Zone), and two holes (208 m) on the Slug Grid, (22 km east of the Discovery Zone).

The Discovery Zone drilling intersected gold mineralization to a vertical depth of 460 m. The deepest hole drilled on this prospect, DDH92-56, intersected 52.19 g/T gold over 1.47 m at a depth of 469 m. In early 1992, Rio Algom conducted 231 km of magnetic and VLF-EM surveying and 203 km of HLEM surveying over the water-covered portions of the WesMeg Grid, and in the spring of 1992, ten holes were drilled on the WesMeg grid and eight on the Musket Bay grid. An additional four holes were drilled on the WesMeg Zone in the fall. In total, 2,559 m of core were drilled in these 22 holes. Thirteen of the 22 holes intersected gold values in excess of one g/T gold over one m. The best drill result, obtained in hole DDH92-9 in a zone south of Pump Lake and to the west of Grid F, was 14.1 g/T gold over 3.5 m. Rio Algom terminated its option at the end of 1992 returning the property to Asamera and Comaplex. In June of 1993 the Company purchased Asamera's interest in the Meliadine Project.

The 1993 exploration program conducted by the Company and Comaplex was restricted to the WesMeg Area. Seven separate grids were constructed on areas of specific interest defined by previous surveys. High-definition magnetic and VLF-EM surveys (177 line-km) and HLEM surveys (76 line-km) were run on these grids, and 16 holes (1,240 m) tested targets on six of the seven grids. Fourteen of the 16 holes intersected gold mineralization in excess of one g/T gold over thickness of one m or greater. The best results were 7.5 g/T gold over 27.6 m in DDH93-43 on Grid F. This hole was drilled 50 m from DDH93-37 that intersected 11 g/T gold over 6.8 m, presumably on the same structure.

In 1994, 290 line-km of high-density magnetics and 135 line-km of HLEM surveys were carried out on a total of 12 grids. The geophysical surveys were followed by 5,548 m of drilling in 68 holes on seven separate grids in the WesMeg and Musket Bay Areas. The majority of the drilling was concentrated on the F Grid (37 holes, 3,023 m) and the Pump Grid (19 holes, 1,556 m). The remaining 12 holes were drilled on reconnaissance targets. Later in 1994, Cominco Engineering Services Ltd. (CESL)[1] calculated a preliminary amount of mineralized material at the Discovery deposit, on the basis of holes drilled to the end of 1992, of 670,000 Ts with an average grade of 9.7 g/T gold to a vertical depth of 250 m.

On June 5, 1995 the Company and Comaplex entered into an agreement with WMC, granting to WMC the right to acquire a 56% undivided interest (28% from the Company) in approximately the western half of the Meliadine Property consisting of the Nat 8-20, the Nat 28-38 and the Nat 40 and Nat 41 mineral claims. WMC can acquire its 56% interest by funding all costs to commercial production and making cash payments to each of the Company and Comaplex of $100,000 on transfer of recorded title and additional cash payments totalling $1,850,000 over six years or until commercial production is achieved. If commercial production is not achieved by January 1, 2002, WMC will be required to make further cash payments to each of the Company and Comaplex of $500,000 per year, increasing to $1,500,000 per year after four years

1 In November, 1994, the engineering division of CESL was acquired by H.A. Simons Ltd. (Simons). In January 1998, the Simons geological and mining personnel were transferred to MRDI Canada, a Division of H.A. Simons Ltd. (MRDI). Since 1994, MRDI and Simons have completed work on both the Meadowbank and Meliadine projects. For clarity, all further references to work completed by MRDI and Simons will be credited to Simons.

in order to maintain its interest. WMC is the operator of all programs on its optioned portion of the Meliadine Property.

During 1995, WMC completed a 33-hole (7,170 m) drill program, of which 27 were drilled on the WesMeg grid, and the remaining six (6) on the Musket Bay grid. The most significant results were returned from the Tiriganiaq and Wolf zones.

Ten holes were drilled to test a new zone, named the Tiriganiaq (formerly called the Fox Zone). Mineralization is associated with an east trending splay off the Pyke Fault. All holes (except MEL-95-32), intersected mineralization in excess of 4.3 g/T gold over thickness in excess of one m. Hole MEL-95-32 did not contain significant mineralization and may indicate the south-west limit of the zone. The zone has a minimum strike length of about 2,800 m. Hole MEL-95-03, drilled about 400 m to the north-east of Hole W93-38, the currently assumed eastern end of the Tiriganiaq Zone, intersected 35.5 g/T gold over a thickness of 0.57 m. This intercept is on strike with and may be the continuation of the Tiriganiaq Zone, which would then have a minimum length of about 3,200 m. To the south west, the Tiriganiaq Zone seems to end in the area where the splay(s) merges with the main Pyke Fault.
Three holes were used to test an area, now termed the Wolf Zone, located within the Musket Bay Grid near the boundary with the WesMeg Grid. All three intersected zones in excess of 5 g/T gold over more than one m. The best result was 3.05 m with an average grade of 13.2 g/T gold in hole MEL-95-14.

Since 1995, Meliadine West has become the major property on the Meliadine Project. The programs on Meliadine East have been reconnaissance in nature with limited success. In 1996, H.A. Simmons Ltd. (Simons) completed an independent preliminary engineering study of the Discovery deposit. The study included constructing a geological model and calculating a resource. The resulting resources do not conform to current resource reporting standards.

The 1996 program yielded encouraging results. Gold intersections were obtained from 28 widely spaced drill holes on a portion of the Tiriganiaq Zone. Eight holes drilled there in 1995 and 1996 at 100-metre centers have outlined a gold-bearing zone over a strike length of 800 m and to a vertical depth of 250 m. Two distinct gold bearing horizons have been encountered in each hole; an upper zone referred as the 1100 surface and a lower zone called the 1000 surface. The 1100 surface is hosted by banded iron formation where as the 1000 surface is at the contact of mafic volcanic rocks and sediments. Additional gold mineralization is found in the 1050 surface, interpreted to be oblique structures linking the 1100 and 1000 surfaces.
Other zones including the F-Zone, located 3.5 km east of the Tiriganiaq yield encouraging results. For example, DDH96-22 intersected 11.89 g/T gold over 3.15 m and 10.61 g/T gold over 3.5 m. DDH96-26 intersected 10.28 g/T gold over 2.05 m and 9.34 g/T gold over 2.0 m. As well, at the Wolf Zone, located 5 km west of the Central Zone, WMC has reported gold values up to 10.3 g/T gold over 3.14 m in hole 96-62. The Wolf Zone is considered a possible continuation of the Tiriganiaq Shear Zone. Other holes from the Wolf Zone include 5.9g/T gold over 3.85m and 8.9g/T gold over 2.4m.

In 1997 WMC completed 32,000 m of diamond drilling, primarily testing the Tiriganiaq deposit at depth and along strike. The deepest hole intersected 24.86 g/T gold over 1.0 m and 6.66 g/T gold over 5.5 m at a depth of 600 m below surface. Other activities included regional heavy mineral concentrate surveys, and extensive baseline environmental studies including fish counts, meteorlogical studies, water balance and wild life surveys. Community consultation and heritage programs are on going.

In 1998, Simons completed a scoping study, with the geological modeling prepared by WMC.
The study was based on the following mineralized material;

Zone	Ts x 1000	Grade g/T
Tiriganiaq	7,980	11.12
F	1,789	7.83
Total	9,768	10.52

The parameters for the calculation of the mineralized material includes; Minimum grade cut-off of 5 g/T gold, minimum width of mineralization 2.5 m, and dilution of 0.5 m on either side of block boundary.

The study concluded that in order to achieve a milling rate of 3750 TPD over a 10-year mine life, additional mineralized material is required. A program of diamond drilling was completed between May and September, 1998. The program consisted of 36,200 m and focused on testing for additional mineralization in priority target areas. The results of this program are being incorporated into the database to determine the amount of mineralized material added by the program.

In 1999, WMC continued to test the continuity and the geological controls on the mineralization mainly with in the Tiriganiaq deposit. Other diamond drill holes tested the F-zone. A total of 21,000 m of drilling in 127 holes were completed. The environmental and community consultation programs continued. Studies were initiated to provide estimates on capital costs of the plant, equipment and consumables that will be required for construction and operation of a mine.

In 2000, a total of 5000 meters of infill drilling was completed to assist in calculating an updated resource number and to better understand the controls and the continuity of the mineralization of the various zones within the Tiriganiaq deposit. Drilling focus on the 1000 and 1100 surfaces, particularly in zones of high gold grades. The geological model of the 1050 and 1150 surfaces was also tested.

WMC completed new resource estimates in October 2000. The estimates were calculated internally by WMC to conform to the Australasian Code for reporting of Identified Mineral Resources and Reserves (JORC code). WMC had a third party review of the resource calculations and economic studies on the six gold deposits at the Meliadine West Project. WMC used a global resource (blending at 1g/T and 3 g/T cut-off from Tiriganiaq and 3 g/T cut-off from the remaining five deposits) for large-scale open-pit and underground mining studies respectively. The resources total 32.8 Million tonnes grading 4.70 g/T gold (4.96 Million ounces). Using a 3g/T cut-off the total for the six gold deposits is 22.1 Million tonnes grading 6.33 g/T gold (4.50 Million ounces). The details are presented in the table below.

DEPOSIT	INDICATED		INFERRED		TOTAL		OUNCES
CUT- OFF GRADE	TONNES	GRADE	TONNES	GRADE	TONNES	GRADE	
TIRIGANIAQ 3.0 g/T	5,212,000	7.7	7,136,000	6.1	12,348,000	6.8	2,700,000
TIRIGANIAQ WEST 3.0 g/T			700,000	6.7	700,000	6.7	151,000
F-ZONE 3.0 g/T			4,100,000	5.0	4,100,000	5.00	659,000
WOLF MAIN 3.0 g/T			2,500,000	6.0	2,500,000	6.00	482,000
WOLF NORTH 3.0 g/T			1,100,000	5.7	1,100,000	5.7	202,000
PUMP ZONE 3.0 g/T			1,400,000	6.9	1,400,000	6.9	311,000
TOTAL (3.0 g/T cut-off)					22,148,000	6.33	4,504,000 oz.

All deposits on the Meliadine West project remain open for expansion. Exploration drilling tested five new targets during the year including deep holes on Tiriganiaq West. The most significant intersections were in the Tiriganiaq West and included 16.87 g/T gold over 3.52 m and 8.52 g/T gold over 11.43 m at 400 m below surface. Additional drilling is required in several targets.

Early in 2001 WMC International Ltd announced its intention to divest itself of its 56% interest in the Meliadine West Project. In the interim, WMC continues to maintain the property and conduct minimum exploration programs. During 2001, WMC completed 13,785 km of airborne magnetic surveying. A program of prospecting and geological mapping was carried out in areas of favourable targets generated by the airborne survey. Several areas that were evaluated require additional work.

Exploration Plans

There are no exploration activities planned for 2002.

4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

	2001 $	2000 $	1999 $
Revenues	157,588	147,011	316,622
Loss from continuing operations	1,739,613	844,213	943,147
Net loss	1,739,613	844,213	943,147
Loss per share	0.06	0.03	0.04
Total assets	15,174,512	40,525,589	37,564,907
Non-recourse loan	note	9,490,750	6,948,185
Shareholder equity	14,858,945	30,839,711	30,418,418
Working capital	5,830,093	5,263,590	6,274,205

Revenues are interest income plus the results of the equity accounted investee.
Loss per share on a fully diluted basis has not been shown as it is anti-dilutive.
There is no long term debt. The non-recourse loan is from a joint venture partner, WMC.

Effective January 1, 2001 the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage. Under AcG-11, exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations otherwise they are recorded as an expense in the period in which they are incurred. Acquisition costs for mineral properties are deferred until it is determined that these costs will not be recovered from future operations, at which point these costs are written off. Previously, the Company capitalized all acquisition, deferred exploration and development costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred exploration and development costs would be recovered. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of resource properties at January 1, 2001 by $16,473,256. Prior periods have not been restated.

To date the Company has not paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

5: MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001.

Overview

The Company is a mineral exploration company. Its major properties are Meadowbank and Meliadine, which are advanced gold projects situated in Nunavut Territory, Canada. In addition to its direct participation in mineral exploration, the Company also participates indirectly through its 24% interest in Berland Resources Ltd and its 7% interest in Eurozinc Mining Corporation.

The nature of the Company's business involves a high degree of risk:

Exploration and Development Risks

There is no assurance the Company's mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company's properties have a known body of commercial ore and its exploration programs involve an exploratory search for ore. In exploring and developing its mineral deposits the Company will be subjected to an array of complex economic factors and technical considerations. Delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring and developing properties. Such delays could materially adversely affect the financial performance of the Company. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, the discharge of toxic chemicals and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has limited experience in the development and operation of mines and in the construction of facilities required to bring mines into production. The Company has relied and may continue to rely upon consultants and others for operating expertise. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Many of the Company's properties are located at high latitudes and, as a result, conducting mineral exploration operations may be hampered by severe weather conditions.

Title Matters

While the Company has diligently investigated title to all mineral claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Competition

There is aggressive competition within the mineral exploration industry for the discovery and acquisition of properties considered to have commercial potential. The Company competes with other mineral exploration companies, many of which have greater financial resources than the Company, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Mineral Prices

The market price of precious metals and other minerals is volatile and cannot be controlled. If the price of precious metals and other minerals should drop significantly, the economic prospects of the projects which the Company has an interest in could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

Financing Risks

The Company has limited financial resources, no source of operating cash flow and no assurance that additional funding will be available to it. The development of the Company's properties will depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain such financing could result in delays, or possibly, loss of certain projects.

Nunavut Settlement

Under the Nunavut Final Agreement entered into between the Government of Canada and the Inuit of the Nunavut Settlement Area of the Northwest Territories, the Inuit were granted ownership of 355,968 square kilometres of land in the Settlement Area, including ownership of subsurface rights in 37,491 square kilometres of these lands (the "Inuit Owned Lands"). Two forms of land tenure were established in favour of the Inuit:

(1) fee simple including the mines and minerals found to exist within, upon or under such lands; or

(2) fee simple excluding the mines and minerals within, upon or under such lands, together with the right to work the same, but including the right to all construction stone, sand and gravel, limestone, marble, gypsum, shale, clay volcanic ash, earth, soil, diatomaceous earth, ochre, marl, peat and carving stone.

The Company's mineral properties in the Northwest Territories are located on Inuit Owned Lands as described under (2) above. Surface title to all Inuit Owned Lands is divided among three Regional Inuit Associations which will be responsible for the administration and management of surface lands falling within their respective jurisdictions, including the granting of third party surface rights in those lands. Subsurface title to Inuit Owned Lands will be held by Nunavut Tunngavik Incorporated ("Nunavut Tunngavik"), which will be responsible in consultation with the Inuit Associations, for the administration and management of subsurface rights in those lands, including the granting of third party subsurface interests in those lands.

Existing third party interests in Inuit Owned Lands are protected under the Nunavut Agreement as follows:

(a) where a third party has been granted a surface interest in Inuit Owned Lands (e.g. a Land Use Permit under the Territorial Land Use Regulations), that interest will continue in accordance with the terms and conditions on which it was granted. However, the rights and obligations of the federal government in relation to that interest are assumed by the appropriate Inuit Association and that Inuit Association is entitled to receive from the third party whatever consideration was payable to the federal government for the interest granted;

(b) where a third party has been granted a subsurface interest (e.g. a mining lease under the Canada Mining Regulations) in Inuit Owned Lands, that interest will continue in accordance with the terms and conditions on which it was granted, including any rights granted under the legislation which gave rise to the interest, or any successor legislation applicable to similar interest in Federal Lands. However, where any successor legislation would have the effect of diminishing the rights afforded to the federal government, it will not bind Nunavut Tunngavik without its consent. Nunavut Tunngavik is entitled to receive whatever compensation is payable by the interest holder for the use or exploitation of mineral rights. The federal government will continue to administer the third party interest on behalf of Nunavut Tunngavik, unless the third party and Nunavut Tunngavik enter into an agreement under which the third party agrees to the administration of their interest by Nunavut Tunngavik. In the event an agreement is reached the applicable federal legislation will cease to apply to the third party interest.

New third party interests in Inuit Owned Lands will now be granted, in the case of surface rights, by the appropriate Regional Inuit Association and, where applicable, in the case of subsurface rights by Nunavut Tunngavik. Nunavut Tunngavik has a comprehensive policy and procedures manual relating to the granting of surface rights in Inuit Owned Lands and, where applicable, subsurface rights.

With respect to the Company's interest in its Meliadine and Meadowbank Properties:

(i) if any interest in subsurface rights lapses and is re-staked, or if additional ground is staked, then, pursuant to the Nunavut Final Agreement, such interests would be administered by the Designated Inuit Organization ("DIO") and subject to the rules established by the DIO; Nunavut Tunngavik Incorporated ("NTI") is the DIO in respect of subsurface rights and the regional Inuit Association is the DIO in respect of surface rights.

(ii) the Company has the option of having the claims administered by the federal government under the Canadian Mining Regulations or administered by Nunavut Tunngavik.

(iii) surface access is allowed pursuant to Article 21 of the Nunavut Final Agreement, however, since the Inuit have the surface title to the area of the Company's claims, negotiations will be required with the DIO before mineral development could proceed.

Environmental and other Regulatory Requirements

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties the Company must obtain regulatory approval and there is no assurance that such approvals will be obtained. Although the Company believes its mineral and exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Uninsured Risks

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities. The Company has insurance in amounts that it considers to be adequate to protect itself against certain risks of mining and processing. However, the Company may become subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons. In particular, the Company is not insured for environmental liability or earthquake damage.

FINANCIAL SUMMARY

Effective January 1, 2001 the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage. Under AcG-11, exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations otherwise they are recorded as an expense in the period in which they are incurred. Acquisition costs for mineral properties are deferred until it is determined that these costs will not be recovered from future operations, at which point these costs are written off. Previously, the Company capitalized all acquisition, deferred exploration and development costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred exploration and development costs would be recovered. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of resource properties at January 1, 2001 by $16,280,053. Prior periods have not been restated.

The Company incurred a net loss of $1,739,613 or six cents per share in 2001. In 2000 the Company incurred a loss of $844,213 or three cents per share. As a result of the change in accounting policy the two years are not comparable. This is because there are no comparative numbers in the 2000 statement for the two major items in the 2001, that is exploration costs of $1,610,997 and option receipts of $500,000. The majority of the exploration costs were incurred on the Company's Meadowbank property and the option payment was received from a joint venture partner on the Company's Meliadine West property. Prior to 2001 these types of expenditures and receipts had been capitalized. The Company has no operating revenues, as it has not commenced mining operations. Interest income in 2001 decreased to $239,381, compared to $276,178 in 2000. The decrease is due to a lower average cash balance in short term investments and a lower average interest rate. The Company's administrative expenses were $786,224 in 2001 as compared to $861,418 in 2000. The major saving has been in the area of corporate taxes where the change in accounting policy has substantially reduced the Company's capital taxes. It is anticipated that the current level of administrative costs will continue for the 2002 year.

In 2001, the Company reduced its level of exploration activities from $2,203,315 in 2000 to $1,610,977. This was as a result of the then depressed state of the gold market. This situation has changed in 2002 and the Company will increase its level of expenditures as it advances its Meadowbank property. There was little activity on the Company's Meliadine West property in 2001 as the property operator, WMC International Ltd announced its intention to sell its interest in the project. At the time of writing WMC continues its sales effort. As at December 31, 2001 the non-recourse loan from WMC was $11,332,679.

SUMMARY OF OPERATIONS FOR THE LAST 8 QUARTERS

Quarter ending	Revenues	Net Loss	Net loss per share
Dec. 31, 2001	$157,588	$1,739,613	$0.06
Sept. 30, 2001	94,025	1,426,769	0.05
June 30, 2001	56,956	863,225	0.03
March 31, 2001	28,660	(46,392)	0.00
Dec. 31, 2000	147,011	844,213	0.03
Sept. 30, 2000	71,027	599,584	0.02
June 30, 2000	127,335	314,179	0.01
March 31, 2000	62,087	139,457	0.00

Revenues are interest income plus the results of the equity accounted investee.
Loss per share on a fully diluted basis has not been shown as it is anti-dilutive.

Capital Resources and Liquidity

The Company has historically raised the money required for its exploration programs and operating costs through the sale of its shares and by joint venture.

The Company's capital budget for the period January 1, 2002 to December 31, 2002 is planned in two phases; phase one is for $2.5 million and phase two, which has yet to be finalized, is anticipated to be for $2 million. All of the funds will be spent on the Company's Meadowbank property. This increased level of expenditures reflects the recent rise in the price of gold. By the end of 2002, the Company expects to have initiated a feasibility study on the Meadowbank property. In December 2001 the Company raised $1,403,000 in flow through funds by the issue of 1,650,588 shares at $0.85 per share. These funds, along with flow

through funds the Company had on hand from a flow through financing the Company completed in September 2001 of 1,000,000 units at $1.10 per unit, will be used to fund phase one of the Meadowbank 2002 budget.
WMC International Ltd. is obligated to fund the Company's share of expenditures on the Meliadine West project by way of non-recourse loans. These loans are repayable only from the Company's ultimate share of any revenues from the project.

At December 31, 2001 the Company had approximately $3,400,000 in unallocated working capital, and $2,400,000 in available flow through funds.

If ultimately the decision is made, following a feasibility study at Meadowbank, to develop a mining operation, substantial long term financing will be required.

Results of Operations

As discussed earlier in this section the Company will not have any significant operating results until such time as it is able to successfully develop or sell one or more of its properties. There is a substantial risk that this may never happen.

6: MARKET FOR SECURITIES

The Company's securities are listed on The Toronto Stock Exchange under the symbol "CBD".

7: DIRECTORS AND OFFICERS

The names and municipalities of residence, offices held with the Company and principal occupation of the directors and officers of the Company are as follows:

Name and address (municipality)	Office held	Principal occupation during the past five years
Glen Dale Dickson North Vancouver, B.C.	President & Director, Chief Executive Officer	Chief Executive Officer of the Company
William Edward McCrindle Thunder Bay, Ontario	Director	President Berland Resources Ltd.
John Angus Greig Delta, B.C.	Chairman & Director	Chairman of Redfern Resources Ltd., International Vestor Resources Ltd and Eurozinc Mining Corp
John Michael Kenyon Richmond, B.C.	Director	President Canico Resource Corp since 2001, prior thereto President Hastings Resources Corp, prior thereto President Sutton Resources Ltd
Jonathan Arn Rubenstein Vancouver, B.C.	Director	Consultant since 1999. Vice-president, Corporate Affairs, of Sutton Resources Ltd.1994 to 1999.
Abraham Aronowicz Vancouver, B.C.	Director	Independent Businessman
Walter T. Segsworth Alamo, California	Director	Mining Engineer. President Homestake Mining Company 1998-2001, prior thereto President Westmin Resources
Kerry Martin Curtis Vancouver, B.C.	Senior Vice-president	Geologist with the Company since April, 1995.
Betty Goyette	Secretary	Administrative Assistant for the

Surrey, B.C.		Company since July, 1995
Brad Thiele Merrit, B.C.	Vice-president Meadowbank development	Independent mining consultant

Directors' terms

Name of Director	Commencing	Expiring
Glen Dale Dickson	May 07, 1993	AGM 2003
John Angus Greig	December 5, 1979	AGM, 2002
William Edward McCrindle	March 23, 1983	AGM, 2002
John Michael Kenyon	December 05, 1979	AGM, 2004
Jonathan Arn Rubenstein	May 20, 1983	AGM 2003
Abraham Aronowicz	June 09, 1994	AGM 2004
Walter T. Segsworth	April 30, 2002	AGM, 2002

Control of Securities:

As of April 30, 2002, the directors and senior officers of the Company beneficially own, directly or indirectly, or have control or direction over an aggregate of 5,519,188 common shares of the Company representing approximately 18% of the issued and outstanding common shares of the Company as of the date hereof. In addition, the directors and senior officers of the Company, as a group, hold incentive stock options for the purchase of an aggregate of 2,250,500 additional common shares in the capital of the Company, which options are exercisable at prices ranging from $0.80 to $2.20 per common share.

Committees of the Board of Directors:

Compensation Committee:

The Company's compensation committee is comprised of two directors, Abraham Aronowicz and John A. Greig.

Audit Committee:

The Company's audit committee is comprised of three directors, John A. Greig, Abraham Aronowicz, and Jonathan A. Rubenstein.

Executive Committee:

The Company does not presently have an Executive Committee.

Corporate Cease Trade Orders or Bankruptcies

Jonathan Rubenstein was a director of Primero Industries Inc in or around 1998, at which time Primero Industries Inc made a voluntary assignment into bankruptcy.
J. Michael Kenyon was a director of Crown Resources Corp. in or around October 18, 2001 at which time Crown Resources Corp was suspended from trading on the Toronto Stock Exchange and was subsequently delisted for failure to meet The Toronto Stock Exchange listing requirements.

Other than as stated above, no other director or officer of the Company has been a director or officer of any other issuer that, while acting in that capacity:

a) was the subject of a cease trade or similar order that denied such issuer access to any statutory exemptions for a period of more than 30 consecutive days, or
b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director or officer of the Company has:

a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian regulatory authority or has entered into a settlement agreement with a Canadian regulatory authority; or
b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor on making an investment decision.

Personal Bankruptcies

No director or officer of the Company has, within ten years before the date of this Renewal AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interests in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest in or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Company Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interest.

8: ADDITIONAL INFORMATION

A copy of the Revised Renewal AIF, the proxy materials for its most recent annual general meeting and the financial statements (including any interim financial statements for the past fiscal year) may be obtained upon request from the Secretary of the Company. A reasonable fee for copying may be charged if the request is made by a person who is not a registered shareholder of the Company.

On March 5, 1999 the Company adopted a Shareholders Rights Plan. The Plan is designed to encourage fair treatment of all shareholders in the event of an unsolicited takeover bid for the Company. Under the Plan, each outstanding common share of the Company has one Right attached. If a party makes an unsolicited takeover bid without Board approval, and without complying with the Plan, each Right will entitle shareholders other than the bidding party to purchase common shares of the Company at a 50 percent discount to the market price at that time. In order for a bidding party to comply with the Plan a bid must be made to all shareholders and be open for at least 60 days. If at least 50 percent of the outstanding shares have been tendered at the end of 60 days, bidder may take up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender to it.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities, interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular dated April 30, 2002. Additional financial information is available in the Company's comparative audited financial statements for the years ended December 31, 2001 and 2000, a copy of which is attached hereto,

Auditor's Report

AUDITORS' REPORT

To the Shareholders of Cumberland Resources Ltd.

We have audited the consolidated balance sheets of Cumberland Resources Ltd. as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied, except for the change in the method of accounting for mineral claims, options and deferred exploration and development costs as explained in note 3, on a consistent basis.

Ernst & Young LLP

Vancouver, Canada **Chartered Accountants**

March 25, 2002.

Balance Sheets

CONSOLIDATED BALANCE SHEETS

(Canadian dollars)

As at December 31

	2001 $	2000 $
ASSETS		
Current		
Cash and cash equivalents	3,531,729	3,953,994
Restricted cash *[notes 5, 7 and 8]*	2,376,194	1,336,381
Accrued interest receivable	51,797	25,847
Accounts receivable	28,139	19,010
Due from joint venturers	5,083	12,456
Prepaid expenses	52,718	11,030
Total current assets	6,045,660	5,358,718
Investments *[note 9]*	551,051	730,871
Mineral claims and options *[note 4]*	8,246,083	8,439,288
Deferred exploration and development costs *[note 3]*	–	25,673,490
Capital assets, net	331,718	323,222
	15,174,512	40,525,589
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	215,567	95,128
Total current liabilities	215,567	95,128
Future site restoration costs *[note 7]*	100,000	100,000
Non-recourse loan from joint venturer *[notes 3 and 4[c]]*	–	9,490,750
Commitments and contingencies *[notes 4 and 7]*		
Shareholders' equity		
Share capital *[note 5]*	44,485,665	41,982,665
Deficit	(29,626,720)	(11,142,954)
Total shareholders' equity	14,858,945	30,839,711
	15,174,512	40,525,589

See accompanying notes

On behalf of the Board:

Director

Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian dollars)

Year ended December 31

	2001 $	2000 $	1999 $
REVENUE			
Interest revenue	239,381	276,178	405,124
Share of loss of equity accounted investee *[note 9[a]]*	(98,461)	(165,121)	(187,708)
Gain on dilution of investment in Berland *[note 9[a]]*	16,668	35,954	99,206
	157,588	147,011	316,622
MINERAL CLAIMS, OPTIONS AND EXPLORATION COSTS			
Option receipts *[note 4[c]]*	(500,000)	–	–
Cost of mineral claims and options abandoned	–	9,168	–
Exploration costs *[notes 3 and 4]*	1,610,977	–	–
Deferred exploration and development costs written off related to mineral claims and options abandoned *[note 4[b]]*	193,205	20,638	293,373
Future site restoration costs *[note 7]*	–	100,000	–
	1,304,182	129,806	293,373
ADMINISTRATIVE EXPENSES			
Employee compensation	287,059	304,199	173,152
Public relations	132,851	141,156	161,274
Office and miscellaneous	124,726	152,683	172,776
Management fee	–	7,500	103,500
Legal, audit and accounting	120,003	74,317	151,496
Other fees and taxes	55,370	113,922	129,726
Bad debt expense	–	–	35,422
Insurance	38,259	37,043	30,029
Communication	6,207	7,704	10,026
Amortization	21,749	22,894	19,540
	786,224	861,418	986,941
Loss before minority interest	1,932,818	844,213	963,692
Minority interest *[note 9]*	–	–	(20,545)
Net loss for the year	1,932,818	844,213	943,147
Deficit, beginning of year	11,142,954	10,264,047	9,358,400
Cumulative effect of change in accounting policy *[note 3]*	16,280,053	–	–
Deficit, beginning of year as restated	27,423,007	–	–
Share issue costs (cost recoveries)	270,895	34,694	(37,500)
Deficit, end of year	29,626,720	11,142,954	10,264,047
Loss per share	$0.07	$0.03	$0.04

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian dollars)

Year ended December 31

	2001 $	2000 $	1999 $
OPERATING ACTIVITIES			
Net loss for the year	(1,932,818)	(844,213)	(943,147)
Add charges to operations not involving a current payment of cash			
Exploration costs	50,727	—	—
Minority interest	–	–	(20,545)
Cost of mineral claims and options abandoned	–	9,168	–
Deferred exploration and development costs written off related to mineral claims and options abandoned	193,205	20,638	293,373
Future site restoration costs *[note 7]*	–	100,000	–
Amortization	28,892	22,894	19,540
Share of loss of equity accounted investees	98,461	165,121	187,708
Gain on dilution of investment	(16,668)	(35,954)	(99,206)
Cash used in operating activities	(1,578,201)	(562,346)	(562,277)
FINANCING ACTIVITIES			
Issuance of common shares, net of costs [note 5]	2,232,816	1,265,506	21,340
Restricted cash	(1,039,813)	(1,336,381)	–
Cash provided by financing activities	1,193,003	(70,875)	21,340
INVESTING ACTIVITIES			
Purchase of capital assets	(38,689)	(10,460)	(95,296)
Exploration costs	–	(2,203,315)	(3,977,816)
Option receipts *[note 4]*	–	500,000	250,000
Short term investments	–	6,033,267	3,059,981
Minority interest *[note 10(i)]*	–	–	(84,412)
Berland cash at time of dilution *[note 1]*	–	–	(10,483)
Net change in non-cash working capital items related to investing activities	1,622	114,598	(227,817)
Cash provided by (used in) investing activities	(37,067)	4,434,090	(1,085,843)
Increase (decrease) in cash and cash equivalents during year	(422,265)	3,800,869	(1,626,780)
Cash and cash equivalents, beginning of year	3,953,994	153,125	1,779,905
Cash and cash equivalents, end of year *[note 9]*	3,531,729	3,953,994	153,125
Supplemental information:			
Interest paid	–	–	–
Taxes paid	–	–	–

See accompanying notes

Notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Cumberland Resources Inc. (the "Company") is engaged in the business of acquiring, exploring and developing mineral properties in Canada, with an emphasis on gold, and is in the process of exploring properties located in the Nunavut Territory in Northern Canada. The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral claims and options are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. It is reasonably possible that sufficient economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options may not be recovered. The Company is considered to be a development stage enterprise as it has yet to generate significant revenue from operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As described in note 10, these principles differ in certain material respects from those that the Company would have followed had the consolidated financial statements been prepared in accordance with United States generally accepted accounting principles.

Principles of consolidation

The 2001 consolidated financial statements include the accounts of the Company and its 24.12% interest in Berland Resources Ltd. ("Berland") which is accounted for under the equity method. The 2001 financial statements also include the Company's 7.5% ownership of Eurozinc Mining Corporation which is accounted for under the cost method.

Mineral claims, options and deferred exploration and development costs

During the year ended December 31, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage [see note 5[a]]. Pursuant to the adoption of this guideline, commencing in 2001 the Company has charged exploration costs against earnings as incurred. Costs are only deferred when it is probable that they will be recoverable from the future operation of the mineral property.

For the year ended December 31, 2000 the Company accounted for its mineral properties whereby all direct costs, net of pre-production revenue, relative to the acquisition of, exploration for and development of these properties were capitalized.

The Company reviews the carrying values of its mineral properties on a regular basis by reference to the project economics including any independent feasibility studies on a property, the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others. The review of the carrying value of any producing property will be made by reference to the estimated future operating results and net cash flows. When the carrying value of a property or equipment exceeds its estimated net recoverable amount, provision is made for the decline in value.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results may differ from those estimates.

Flow-through shares

The Company has issued flow-through shares to finance some of its exploration activities. Such shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures. The amount of these tax benefits are renounced to investors in accordance with Canadian tax legislation. The Company records such share issuances by crediting share capital for the full value of cash consideration received.

Capital assets

Capital assets are recorded at cost. Amortization is provided on a straight line basis over the following terms:

Exploration equipment	3 to 10 years
Computer equipment	3 years
Office equipment	3 years

Income taxes

Income taxes are provided for in accordance with the liability method. Under the liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Cash and cash equivalents

Cash includes cash equivalents which are short term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Stock-based compensation plan

The Company has a stock-based compensation plan which is described in note 5. No compensation expense is recognized for this plan when stock or stock options are issued to employees or directors. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Loss per share

The number of common shares outstanding during each year for purposes of the loss per share calculation is calculated on the weighted monthly average of outstanding common shares. The weighted average number of common shares outstanding for the year ended December 31, 2001 is 27,705,580 [2000 – 26,257,403, 1999 – 26,214,526].

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2001, the Company has adopted Accounting Guideline 11, Enterprises in the Development Stage ("AcG-11") issued by the Canadian Institute of Chartered Accountants. Under the new recommendations of AcG-11, it must probable that exploration expenditures will be recovered from future operations in order to be capitalized and that acquisition costs of mineral properties should be written off upon determination that the costs will not be recovered from future operations. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred costs would not be recovered from a geological resource or reserve or otherwise. As provided by AcG-11, the Company has accounted for this change in accounting policy on a retroactive basis without restatement of prior years. The impact of the adoption of AcG-11 was to reduce deferred exploration and development costs by $25,673,490, decrease the non-recourse loan from the joint venturer by $9,490,750 and increase the opening deficit by $16,280,053.

The non-recourse loan [note 4[c]] is comprised of the Company's share of deferred exploration and development costs relating to Meliadine River – West and these costs are funded entirely by the Company's joint venturer, WMC. Under the terms of the joint venture agreement, WMC can only recover the non-recourse loan from the Company's share of revenues generated by Meliadine River – West.

The remaining cumulative increase to the opening deficit of $97,311 is the Company's share of the impact of the retroactive adoption of AcG-11 by Berland Resources Ltd., the Company's equity accounted investment.

In prior years, the annual option payment received from WMC [note 4[c]] was recorded as a reduction to deferred exploration and development costs. Given that all of these costs are now being expensed in the period in which they are incurred, the 2001 option payment of $500,000 has been recorded in the statement of loss and deficit as a reduction of these costs.

4. MINERAL CLAIMS AND OPTIONS

The Company holds the following property interests:

	Ownership interest	Book value 2001 $	Book value 2000 $
Northwest Territories (Cumberland properties)			
Meadowbank [a]	100%	8,049,093	8,049,093
Joint ventures			
Meliadine River – East [b]	50%	–	193,205
Meliadine River – West [c]	22%	196,990	196,990
		8,246,083	8,439,288

[a] Meadowbank

The Company acquired 60% of the mineral rights in Meadowbank, an exploration property in the Nunavut Territory in Northern Canada, during the 1993 acquisition of Asamera Mineral Inc. ("Asamera") for consideration of $187,500. The remaining 40% was acquired from Comaplex Minerals Corporation ("Comaplex") in 1997. In consideration for the remaining interest, the Company paid $3,200,000 in cash and issued 1,500,000 common shares and 1,500,000 warrants to purchase 750,000 additional shares until July 28, 1999 at $4.25 per share. These warrants have since expired. Since the inception of the project, the Company has incurred $15,029,445 in exploration expenditures on Meadowbank.

[b] Meliadine River – East

The Company acquired 50% of the mineral rights in Meliadine River, an exploration property in the Nunavut Territory in northern Canada, during the 1993 acquisition of Asamera. Comaplex is the owner of the remaining 50% interest. In 1995, the Company and Comaplex divided the Meliadine River mineral rights into East and West in order to sell Meliadine River – West to WMC International Limited ("WMC") [note 4[c]]. Since the inception of the project, the Company has incurred $3,694,549 in exploration expenditures on Meliadine River – East.

During 2001, the recoverability of the mineral claims relating to Meliadine River – East of $193,205 were determined to be not recoverable and, as a result, were written off.

[c] Meliadine River – West

In 1995, the Company and Comaplex granted WMC an option to earn up to a 56% interest in a portion of the Meliadine River – West property. Details of the agreement are as follows:

[i] WMC has earned the right to a 56% interest in the Meliadine River – West property by funding the first $12.5 million of exploration and development costs. WMC has provided a non-recourse contingent loan to each of the Company and Comaplex for their proportionate share of all exploration and development costs in excess of the original $12.5 million. These contingent non-recourse loans will be repaid only if commercial production is achieved and will be repaid only out of production cash flow. The Company and Comaplex retained the balance of the Meliadine Property (Meliadine River – East) subject to a right of first refusal in favour of WMC.

[ii] As at December 31, 2001 the Company's share of the contingent non-recourse loan balance was $11,332,678 [2000 – $9,490,750], including interest which compounds semi-annually at the prime rate and totals $1,746,523 [2000 – $1,133,635] [see note 3]. Cumberland has the option of early repayment of the contingent loan.

[iii] During the payback period the Company will control the net revenue from the proceeds of sale of 6% of minerals produced from the properties and prepared for sale under the agreement. Revenues will be divided among WMC, the Company, and Comaplex, after the non-recourse loans have been repaid, on a proportionate interest basis.

[iv] Once commercial production is achieved, WMC has the option to purchase an additional 4% interest in the property from the Company and Comaplex (2% each), for a cash payment of between $1 million and $4 million, depending on the date of the start of commercial production, and thereby increase its interest to 60%.

[v] In order to maintain its interest, WMC must make annual payments to both the Company and Comaplex on January 1st of each year prior to commercial production. The payments began in 1995 and are scheduled to continue until 2006. In 2001, the Company received a payment of $500,000 [2000 – $500,000]. If commercial production is not achieved, the Company will receive $500,000 per year for the next four years and $1,500,000 per year beginning in 2006. The January 1, 2001 adoption of AcG-11 has led the Company to recognize the property option receipts as income rather than a reduction in deferred development costs [note 3].

[vi] In the event of termination of the agreement by WMC, WMC retains no interest in the mineral claims and the claims for the Meliadine River – West property are to be transferred back to the Company and Comaplex. No further cash payments by WMC will be required after termination and the non-recourse loan from WMC to the Company will be forgiven.

[vii] On January 1, 2002, the Company received the payment of $500,000 from WMC [see note 4[c][v]]. The Company has not, as yet, been informed by WMC of its intentions for the Meliadine River – West property for the 2002 fiscal year.

5. SHARE CAPITAL

Authorized

100,000,000 common shares with no par value.

[a] Issued

Common shares have been issued for the following consideration:

	Number *of shares* #	*Value* $
Balance, December 31, 1999	26,212,081	40,661,125
Shares issued upon exercise of options	9,700	21,340
Balance, December 31, 2000	26,221,781	40,682,465
Flow through shares issued	1,182,000	1,300,200
Balance, December 31, 2001	27,403,781	41,982,665
Flow through shares issued	2,650,588	2,503,000
Balance, December 31, 2001	30,054,369	44,485,665

The flow through shares issued effectively pass on tax credits associated with the Canadian Exploration Expenditures funded by the proceeds of the shares. The entire amount of the proceeds were renounced to the subscribers as tax benefits. As at December 31, 2001, $2,338,457 [2000 – $1,300,200] is included in restricted cash in respect of flow through share funds. The expenditure of these funds is restricted to Canadian exploration activities. For future income tax purposes, the taxable benefits renounced can only be recognized when the exploration expenditures to which they relate have been incurred.

[b] Warrants

At December 31, 2001 there are 2,350,000 [2000 – 2,692,000] warrants outstanding to purchase 1,234,000 [2000 - 1,371,000] shares of the Company.

During 2000, in conjunction with flow through share financing, 1,182,000 warrants were issued to purchase 591,000 shares of the Company on or before December 20, 2001 at an exercise price of $1.20 per share, and thereafter at a price of $1.50 per share, up to and including December 21, 2002.

Also in connection with the 2000 flow through share financing, 50,000 warrants were issued to the broker to purchase 50,000 shares of the Company at an exercise price of $1.10 per share up to June 30, 2002. Should the broker exercise these warrants, an additional 25,000 warrants to purchase 25,000 shares of the Company at an exercise price of $1.20 per share to December 20, 2001, and at a price of $1.50 per share, from December 20, 2001 to December 20, 2002, will be issued to the broker.

During 2001, in conjunction with flow through financing 1,000,000 warrants were issued to purchase 500,000 shares of the Company on or before September 15, 2002 at an exercise price of $1.20 per share, and thereafter at a price of $1.50 per share up to including September 15, 2003.

5. SHARE CAPITAL, continued

Also in connection with the 2001 flow through financing, 118,000 warrants were issued to the brokers to purchase 118,000 shares of the Company at an exercise price of $0.85 per share. These warrants expire on December 21, 2003.

[c] Stock options

Under the Cumberland Resources Stock Option Plan of 1995, options to purchase common shares of the Company may be granted to employees and directors of the Company for terms up to five years at an exercise price equal to the market price prevailing on the day immediately preceding the date of the grant. Options previously granted will be forfeited upon leaving the employ of the Company.

At December 31, 2001 there are options outstanding and exercisable to issue 2,313,000 shares of the Company [December 31, 2000 – 2,190,500]. The price of these options ranges from $0.75 to $3.95 and their expiry dates range from January 20, 2002 to December 21, 2006. At December 31, 2001, 4,692,300 common shares were reserved for issuance pursuant to the employee incentive share option plan.

The following table summarizes information about the share options outstanding:

Range $	Total # of shares	Weighted average exercise price	Weighted average contract life remaining
0.75 – 0.82	660,000	0.80	4.15
1.61 – 1.62	670,000	1.61	2.82
2.00 – 2.20	980,000	2.19	0.85
3.95	3,000	3.95	0.05
	2,313,000	1.63	2.36

Option activity for the three preceding years is as follows:

	2001		2000		1999	
	Shares #	Weighted average exercise price $	Shares #	Weighted average exercise price $	Shares #	Weighted average exercise price $
Options outstanding, beginning of year	2,190,500	1.71	2,740,300	2.51	1,545,000	2.96
Exercised	–	–	–	–	–	–
Granted	192,500	0.80	467,500	0.80	1,205,000	1.90
Expired	(52,500)	2.00	(734,500)	3.25	–	–
Forfeited	(17,500)	2.00	(282,800)	3.79	(9,700)	2.20
Options outstanding, end of year	2,313,000	1.63	2,190,500	1.71	2,740,300	2.51

During the 2000 year, 127,500 options were repriced from $2.20 to $2.00 (the market value on the date of the repricing).

On March 5, 1999 the Company adopted a Shareholders Rights Plan. The Plan is designed to encourage fair treatment of all shareholders in the event of an unsolicited takeover bid for the Company. Under the Plan, each outstanding common share of the Company has one Right attached. If a party makes an unsolicited takeover bid without Board approval and without complying with the Plan, each Right will entitle shareholders other than the bidding party to purchase common shares of the Company at a 50 percent discount to the market price at that time. In order for a bidding party to comply with the Plan a bid must be made to all shareholders and be open for at least 60 days. If at least 50 percent of the outstanding shares have been tendered at the end of 60 days, the bidder may take up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender to it.

6. INCOME TAXES

The Company has non-capital loss carry-forward for income tax purposes of approximately $4,623,000 as at December 31, 2001, the tax benefits of which have not been recognized in the financial statements and expire as follows:

	$
2002	551,000
2003	465,000
2004	509,000
2005	898,000
2006	752,000
2007	776,000
2008	672,000

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets as of December 31, 2001 are as follows:

	2001 $
Future tax assets:	
Tax value of mineral properties exceeding accounting value	12,214,000
Tax value of investment exceeding accounting value	258,000
Book amortization in excess of tax CCA	93,000
Net operating loss carryforwards	1,739,000
Share issue costs	109,000
Total future tax assets	14,413,000
Valuation allowance for future tax assets	(12,533,000)
	1,880,000
Future tax liabilities:	
Renounced tax benefit from flow through share issuances	1,880,000
Total future tax liabilities	1,880,000
Net future tax assets	–

The potential income tax benefits related to these future tax assets have not been recognized in the accounts as their realization did not meet the requirements of "more likely than not" under the liability method of tax allocation. Accordingly, no future tax assets have been recognized in the financial statements as at December 31, 2001.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 37.62% [2000 – 45.62%] statutory tax rate, at December 31, 2001 is:

	2001 $
Income taxes at statutory rates	(654,000)
Amortization in excess of capital cost allowance for tax	8,000
Expenses not deductible for tax	24,000
Expenses capitalized for tax purposes	418,000
Non-capital losses not recognized (used)	252,000
Share issuance costs deducted for tax purposes	(48,000)
	–

Notes

6. INCOME TAXES, continued

Exploration and development expenditures

At December 31, 2001, the Company has an earned depletion base of $128,000, cumulative Canadian Exploration Expense (CEE) of $23,438,137, cumulative Canadian Development Expense (CDE) of $3,745,000, and cumulative foreign exploration and development expense of $156,000. These amounts have been included in the calculation of the above future income tax assets.

7. COMMITMENTS AND CONTINGENCIES

As disclosed in note 4[c], the Company has a contingent loan balance which totals $11,332,678 [2000 – $9,490,750]. This loan will be repaid only if commercial production at Meliadine River – West is achieved and will be paid only out of production cash flow.

Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, Cumberland Resources has estimated its share of these costs to be $100,000 as at December 31, 2001.

Included in restricted cash is an amount of $37,737 in respect of a government bond arising from the land use agreement entered into with Nunavut Tunngavik Incorporated for protection against environmental accidents.

The Company is committed to future minimum annual office lease payments over the next two years as follows:

	$
2002	66,738
2003	50,053

8. FINANCIAL INSTRUMENTS

The fair value of cash and cash equivalents, short term investments and restricted cash approximate their carrying values. The fair value of the contingent non-recourse loan from joint venturer in the amount of $nil [2000 – $9,490,750] cannot be reliably determined due to the uncertainty of the timing of the future cash flows [see note 4[c]].

9. INVESTMENTS

	2001 $	2000 $
Berland Resources Ltd.		
24.12% [2000 – 26.51%] of common shares	9,617	189,437
Eurozinc Mining Corporation		
7.5% [2000 – 8.3%] of common shares	541,434	541,434
	551,051	730,871

[a] Berland

During 1997 the Company incorporated a subsidiary, Berland Resources Limited, and transferred certain mineral claims at cost for total consideration of the allotment and issue of 1,578,189 common shares in Berland at an aggregate value of $394,547.

On March 5, 1999, Berland received a receipt for its prospectus dated March 3, 1999 from the British Columbia Securities Commission. The prospectus qualified an initial public offering ("IPO") of 2,000,000 shares at a price of $0.35 per share for gross proceeds of $700,000 and net proceeds of $647,500 after paying an Agent's commission of 7.5% or $52,500. The Agent also received 500,000 Agent's warrants to purchase up to 500,000 shares at a price of $0.35 per share for a period of one year after listing on the Vancouver Stock Exchange and at $0.4025 per share in months thirteen to eighteen thereafter.

On April 15, 1999, the 2,000,000 shares offered under the IPO were issued. Following this issue, the Company's interest in Berland was diluted from 52.9% at December 31, 1998 to 41.44% at December 31, 1999. Subsequent share issuances of 3,786,688 in 2000 and 954,085 in 2001 have further diluted the Company's interest to 26.51% and 24.12% respectively.

The Company's investment in Berland is currently accounted for under the equity method. The Company's share of Berland's loss for the year ended December 31, 2001 is $98,461 [2000 – $165,121] and share issuances discussed in the preceding paragraph resulted in a dilution gain for the year ended December 31, 2001 of $16,668 [2000 – $35,954; 1999 – $99,206]. As a result of Berland's retroactive adoption of AcG-11, the Company recorded a cumulative increase in the opening deficit of $97,311 [note 3].

As at December 31, 2001, the Company owns 2,785,488 shares in Berland, of which 1,919,924 are held in escrow.

The market value of the Company's Berland shares based on the quoted share trading price at December 31, 2001 is $111,420 [$0.04 per share]. This amount may not be reflective of what the Company would realize on liquidation of its investment.

[b] Eurozinc

By an agreement dated January 2, 1996, the Company and three other parties formed a joint venture to acquire additional mining interests, explore and develop potential mining properties located within the Iberian Pyrite belt, Portugal.

By an agreement signed May 29, 1998, the Company sold its interest in the Portugal Joint Venture to International Vestor Resources Ltd. ("Vestor"), for consideration of 4,666,666 common shares in Vestor at a deemed price of $0.75 per share. Upon closing of the purchase agreement, the company held approximately 26.7% of the then issued shares of Vestor.

During 1998, the Company had significant influence over Vestor, as such, the investment was accounted for under the equity method of accounting. On April 9, 1999, Vestor merged with Auspex Minerals Ltd. to form a separately listed entity – Eurozinc Mining Corporation. As a result of the transaction, Cumberland's interest in the new entity was diluted to 9.3% from the 26.7% previously held in Vestor. Subsequent share issuances during 1999, 2000 and 2001 further diluted Cumberland's interest to 8.9%, 8.3% and 7.5% respectively.

The carrying value of this investment of $541,434 represents the Company's book value of the Portuguese properties prior to the sale to Vestor and the Company's equity accounted share of profits and movements in share capital arising subsequent to the agreement up until April 9, 1999. Since this date, the investment has been accounted for on the cost basis.

The market value of the Company's Eurozinc shares based on the quoted share trading price at December 31, 2001 is $746,666 [$0.16 per share]. This amount may not be reflective of what the Company would realize on liquidation of its investment.

10. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian basis"), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles ("U.S. basis"). Had the Company followed the U.S. basis, certain items on the consolidated statements of loss and deficit, and consolidated balance sheets would have been reported as follows:

Consolidated statements of loss and deficit

	2001 $	2000 $	1999 $
Interest revenue	239,381	276,178	405,124
Mineral claims, options and exploration costs [i]	(1,804,182)	(2,505,688)	(3,976,336)
Option receipts [i]	500,000	500,000	250,000
Share of loss of equity accounted investees [ii]	–	(92,538)	(126,518)
Gain on dilution of investment in Berland [iii]	–	–	–
Administrative expenses	(786,224)	(861,418)	(986,941)
Minority interest	–	–	20,545
Net loss	(1,851,025)	(2,683,466)	(4,414,126)
Reconciliation			
Net loss, Canadian basis	(1,932,818)	(844,213)	(943,147)
Adjustments to –			
Mineral claims, options and exploration costs [i]	–	(2,375,882)	(3,682,963)
Option receipts [i]	–	500,000	250,000
Share of loss of equity accounted investees [ii]	98,461	72,583	61,190
Gain on dilution of investment in Berland [iii]	(16,668)	(35,954)	(99,206)
Net loss U.S. basis	(1,851,025)	(2,683,466)	(4,414,126)
Comprehensive loss [viii]	(2,691,025)	(4,450,966)	(1,085,620)
Net loss per common share (U.S. basis, basic and diluted)	$0.07	$0.10	$0.17

Consolidated balance sheets

	December 31, 2001		December 31, 2000	
	Canadian basis $	U.S. basis $	Canadian basis $	U.S. basis $
Assets				
Current assets	6,045,660	6,045,660	5,358,718	5,358,718
Investments (ii) (viii)	551,051	746,666	730,871	1,586,666
Mineral claims and options (i) (v)	8,246,083	8,890,378	8,439,288	9,083,583
Deferred exploration costs (i)	–	–	25,673,490	–
Capital assets, net	331,718	331,718	323,222	323,222
	15,174,512	16,014,422	40,525,589	16,352,189
Liabilities and shareholders' equity				
Current liabilities	215,567	215,567	95,128	95,128
Future site restoration costs	100,000	100,000	100,000	100,000
Non-recourse loan from joint venturer (iv)	–	–	9,490,750	–
Shareholders' equity				
Common shares (v) (vi) (vii)	44,485,665	43,235,108	41,982,665	41,003,003
Accumulated and other comprehensive income (viii)	–	721,006	–	1,561,006
Deficit (i) (ii) (iii) (vi) (vii)	(29,626,720)	(28,257,259)	(11,142,954)	(26,406,948)
Total shareholders' equity	14,858,945	15,698,855	30,839,711	16,157,061
	15,174,512	16,014,422	40,525,589	16,352,189

(i) Effective January 1, 2001, the Company has adopted AcG-11 under the Canadian basis [see note 3]. The adoption of AcG-11 has led the Company to expense all exploration costs as incurred rather than capitalize and amortize against future revenues, and recognize the property option receipts as income rather than a reduction in deferred costs. As a result of the adoption of AcG-11, there were no discrepancies between the Canadian basis and US basis relating to mineral claims, options and exploration costs during the year ended December 31, 2001. During the year ended December 31, 2000, the Company's policy of capitalizing exploration costs under the Canadian basis required a $2,375,882 [1999 - $3,682,963] reduction in income under the US basis and the Company's policy of recording property option payments as a reduction in capitalized exploration costs required a $500,000 [1999 - $250,000] increase in income under the US basis.

(ii) Due to the necessity to adjust for exploration costs under the U.S. basis during fiscal years prior to January 1, 2001 for the Company's equity *accounted investments, the share of loss of equity accounted investees is different under U.S. GAAP.* The carrying value of Berland is nil at December 31, 2001 [nil – December 31, 2000, $92,538 – December 31, 1999].

(iii) There were dilution gains resulting from private placements made by the Company's equity accounted investees, Berland and Eurozinc [see note 9]. These dilution gains were recognized in equity in accordance with Staff Accounting Bulletins 84 and 51.

10. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(iv) Prior to the year ending December 31, 2001 the non-recourse loan was recognized as a liability under the Canadian basis. Under the U.S. basis it was considered to be a commitment because it does not meet the required probability test under Financial Accounting Standard No. 5. As the non-recourse loan is a non-cash transaction under the Canadian basis, there were no cash flow differences with regard this adjustment. As at December 31, 2001, the non-recourse loan no longer meets the criteria of a liability and under the Canadian basis is currently being treated as a commitment [see Note 3].

(v) Under the Canadian basis, the warrants attached to the shares issued as consideration for the mining claims option [see note 5], are not separately valued. Under the U.S. basis, they must be valued at their fair market value at the time of issue (Financial Accounting Standard No. 123).

(vi) Under the Canadian basis, share issue costs have been charged directly against the deficit but under the U.S. basis they must be charged against share capital.

(vii) The Company accounts for its employee stock option plan under the principles of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and related Interpretations. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. During the 2000 year, 127,500 options were re-priced from $2.20 to $2.00, the market price on the date of the re-pricing. From July 1, 2000 these options have been accounted for under the variable method, this accounting has resulted in no additional compensation during 2001.

(viii) The investment in Eurozinc qualifies as an available for sale investment under FASB 115 – Accounting for Certain Investments in Debt and Equity Securities. Hence, the investment is recorded at fair value with changes in the fair value recorded in other comprehensive income. The fair value of Eurozinc is $746,666 at December 31, 2001 ($1,586,666 – December 31, 2000; $3,354,166 – December 31, 1999).